FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3/27/2014

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Terniums’ notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and Ternium's 2013 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder

Name: Arturo Sporleder

Title: Secretary to the Board of Directors

Dated: March 27, 2014

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg 00 352 26 68 31 52 500 tel 00 352 26 68 31 52 549 fax www.ternium.com RCS Luxembourg B 98 668

March 27, 2014

Dear Ternium Shareholders and ADR holders,

I am pleased to invite you to attend the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”), to be held on Thursday, May 7, 2014, at 29, avenue de la Porte-Neuve, L-2227, Luxembourg, at 2:30 p.m. (Luxembourg time).

At the meeting, you will hear a report on the Company’s business, financial condition and results of operations and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The Notice and Agenda for the meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2013 annual report (which includes the Company’s consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, together with the board of directors’ and independent auditors’ reports thereon, and the Company’s annual accounts as at December 31, 2013, together with the independent auditor’s report thereon), will be available on our website at http://www.ternium.com/en/ir-home beginning on March 27, 2014.  Copies of such documents will also be available to ADR holders and shareholders registered in the Company’s share register free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 27, 2014. In addition, beginning on March 27, 2014, shareholders registered in the Company’s share register may obtain electronic copies of such documents free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at the meeting.  You can vote your shares personally or by proxy. If you are a shareholder and choose to vote by proxy, you may obtain a proxy form free of charge at the Company’s registered office in Luxembourg or, if you are a shareholder registered in the Company’s share register, obtain an electronic copy of such proxy form by sending an e-mail request to the following electronic address: ir@ternium.com, in each case, beginning on March 27, 2014. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or contact your broker/custodian, for instructions on how to give voting instructions in respect of the shares underlying your ADRs.

Yours sincerely,

Paolo Rocca

Chairman

Re: TERNIUM S.A.

To:          Registered Holders of American Depositary Receipts (“ADRs”)

                for ordinary shares, USD 1.00 par value each (the “Shares”), of

                Ternium S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders will be held on May 7, 2014 at 29, avenue de la Porte-Neuve, L-2227, Luxembourg, at 2:30 p.m. (Luxembourg time).  A copy of the Company’s Notice of Annual General Meeting of Shareholders, which includes the agenda for such meeting, is available on the Company’s website at http://www.ternium.com/en/ir-home.

The enclosed dedicated proxy form is provided to allow you to give voting instructions in respect of the Shares represented by your ADRs. The Notice of the Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2013 annual report (which includes the Company’s consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, together with the board of directors’ and the independent auditors’ reports thereon; and the Company’s annual accounts as at December 31, 2013, together with the independent auditors’ report thereon), are available on the Company’s website at http://www.ternium.com/en/ir-home. ADR holders may also obtain copies of such materials upon request at +1-800-555-2470 (toll free if you call from the United States). Copies of the Notice of the Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2013 annual report are also available to ADR holders free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

Each holder of ADRs as of April 7, 2014 is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, C/O Computershare, PO Box 43126, Providence,  RI 02940-5138, by 12:00 p.m., New York City time, on May 2, 2014. If the Depositary receives properly completed instructions by 12:00 p.m., New York City time, on May 2, 2014, then it shall endeavor, insofar as practicable, to vote or cause to be voted the Shares underlying such ADRs in the manner prescribed by the instructions. However, if by 12:00 p.m., New York City time, on May 2, 2014, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 12:00 p.m., New York City time, on May 2, 2014. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 7, 2014, until May 2, 2014. However, holders of ADRs need not have their ADRs blocked for trading on the New York stock exchange.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 12:00 P.M. (NEW YORK CITY TIME) ON May 2, 2014.

THE BANK OF NEW YORK MELLON

Depositary

March 27, 2014

New York, New York

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg 00 352 26 68 31 52 500 tel 00 352 26 68 31 52 549 fax www.ternium.com RCS Luxembourg B 98 668

Notice of the Annual General Meeting of Shareholders to be held in Luxembourg on May 7, 2014 at 2:30 p.m. (Luxembourg time).

Notice is hereby given to shareholders of TERNIUM S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company will be held on May 7, 2014, at 29, avenue de la Porte-Neuve, L-2227, Luxembourg, at 2:30 p.m. (Luxembourg time) (the “Meeting”). At the Meeting, shareholders will vote on the items listed below.

Agenda

1.                   Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.

2.                   Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2013.

3.                   Allocation of results and approval of dividend payment.

4.                   Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2013.

5.                   Election of the members of the Board of Directors.

6.                   Compensation of the members of the Board of Directors.

7.                   Appointment of the independent auditors for the fiscal year ending December 31, 2014 and approval of their fees.

8.                   Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

9.                   Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

Pursuant to the Company’s Articles of Association, resolutions at the Meeting will be passed by a simple majority of the votes cast, irrespective of the number of shares present or represented.

Procedures for attending the Meeting

Any shareholder registered in the Company’s share register on May 2, 2014(the “Record Date”), shall be admitted to the Meeting. Such shareholders may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholders must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders who wish to be represented and vote by proxy may obtain a proxy form free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 27, 2014. In addition, beginning on March 27, 2014, shareholders can obtain an electronic copy of such proxy form free of charge by sending an e-mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg by not later than 5:00 p.m. (Luxembourg time) on the Record Date.

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to attend, and vote at, the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote at, the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Shareholders and proxy holders attending the meeting in person will be required to identify themselves at the meeting with a valid official identification document (e.g., identity card, passport).

Those shareholders who have sold their shares between the Record Date and the date of the Meeting must not attend or be represented at any of the Meetings. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (the “ADRs”) as of April 7, 2014, are entitled to instruct The Bank of New York Mellon, as Depositary, as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Eligible holders of ADRs who desire to give voting instructions in respect of the shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 12:00 p.m., New York City time, on May 2, 2014. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions.

Copies of the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2013 annual report (which includes the Company’s consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, together with the board of directors’ and independent auditors’ reports thereon, and the Company’s annual accounts as at December 31, 2013, together with the independent auditor’s report thereon), will be available on our website at http://www.ternium.com/en/ir-home beginning on March 27, 2014.  Copies of such documents  will also be available free of charge to ADR holders and shareholders registered in the Company’s share register at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 27, 2014. In addition, beginning on March 27, 2014, shareholders registered in the Company’s share register may obtain electronic copies of such documents free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

Arturo Sporleder

Secretary to the Board of Directors

March 27, 2014

Luxembourg

Shareholder Meeting Brochure and Proxy Statement

Ternium

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders to be held in Luxembourg on May 7, 2014 at 2:30 p.m. (Luxembourg time)

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company to be held on May 7, 2014, at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, at 2:30 p.m. (Luxembourg time) (the “Meeting”), for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders (the “Notice”).

As of the date hereof, there are issued and outstanding 2,004,743,442 ordinary shares, USD 1.00 par value each, of the Company (the “Shares”), including Shares (the “Deposited Shares”) deposited with The Bank of New York Mellon (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares). A subsidiary of the Company currently holds 41,666,666 Shares.

Each Share entitles the holder thereof to one vote at General Meeting of Shareholders of the Company. However, voting rights on the 41,666,666 Shares held by the Company’s subsidiary shall be suspended for so long as such Shares are so held.

Any shareholder registered in the Company’s share register on May 2, 2014 (the “Record Date”), shall be admitted to the Meeting. Such shareholders may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholders must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates attesting the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders who wish to be represented and vote by proxy may obtain a proxy form free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 27, 2014. In addition, beginning on March 27, 2014, shareholders can obtain an electronic copy of such proxy form free of charge by sending an e-mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg by not later than 5:00 p.m. (Luxembourg time) on the Record Date.

Ternium

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to attend, and vote at, the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote, at the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Shareholders and their proxies attending the meeting in person will be required to identify themselves at the meeting with a valid official identification document (e.g., identity card, passport).

Those shareholders who have sold their shares between the Record Date and the date of the Meeting must not attend or be represented at any of the Meeting. In case of breach of such prohibition, criminal sanctions may apply.

Each holder of ADRs as of April 7, 2014, is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 12:00 p.m., New York City time, on May 2, 2014. If the Depositary receives properly completed instructions by 12:00 p.m., New York City time, on May 2, 2014, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 12:00 p.m., New York City time, on May 2, 2014, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 12:00 p.m., New York City time, on May 2, 2014. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 7, 2014 until May 2, 2014. However, holders of ADRs will not have their ADRs blocked for trading on the New York stock exchange.

Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than that indicated above.

The Meeting will appoint a chairperson pro tempore to preside over the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish rules for shareholders who wish to address the Meeting; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Ternium

Pursuant to the Company’s Articles of Association and Luxembourg law, resolutions at the Meeting will be passed by a simple majority of the votes cast, irrespective of the number of Shares present or represented.

The Meeting is called to address and vote on the following agenda:

1.        Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

The Company’s consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (comprising the consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements) and the reports from each of the Company’s Board of Directors (the “Board”) and the independent auditor on such consolidated financial statements are included in the Company’s 2013 annual report, a copy of which will be available on Company’s website at http://www.ternium.com/en/ir-home beginning on March 27, 2014. Copies of the Company’s 2013 annual report are also available to ADR holders and shareholders registered in the Company’s share register free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 27, 2014. In addition, beginning on March 27, 2014, shareholders registered in the Company’s share register may obtain an electronic copy of the Company’s 2013 annual report free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

Draft resolution proposed to be adopted: “to approve the Company’s consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.”

2.      Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2013

The Company’s annual accounts as at December 31, 2013 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) and the  report from the independent auditor on such annual accounts are included in the Company’s 2013 annual report, a copy of which will be available on our website at http://www.ternium.com/en/ir-home   beginning on March 27, 2014. Copies of the Company’s 2013 annual report are also available to ADR holders and shareholders registered in the Company’s share register free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 27, 2014. In addition, beginning on March 27, 2014, shareholders registered in the Company’s share register may obtain an electronic copy of the Company’s 2013 annual report free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

Draft resolution proposed to be adopted: “to approve the Company’s annual accounts as at December 31, 2013.”

Ternium

3.  Allocation of results and approval of dividend payment

The Board proposes that a dividend payable in U.S. dollars on May 16, 2014, in the amount of USD 0.075 per share issued and outstanding, be approved. Accordingly, if this dividend proposal is approved, the Company will make, or cause to be made, a dividend payment on May 16, 2014, in the amount of USD 0.075 per share issued and outstanding, or USD 0.75 per ADR issued and outstanding.

While the Company’s annual accounts as at December 31, 2013 show a loss for 2013 of USD 6,946,877, the Company’s consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 show net income for 2013 of USD 455.424.691. Considering the Company’s retained earnings and other distributable reserves, the Company has distributable amounts which exceed the proposed dividend.

The aggregate amount of USD 150,355,758.15 to be distributed as dividend on May 16, 2014, is to be paid from the Company’s retained earnings reserve. The loss of the year ended December 31, 2013, would be absorbed by the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board be authorized to determine or amend, in its discretion, any of the terms and conditions (including payment date) of the dividend payment.

Draft resolution proposed to be adopted: “(i) to approve a dividend, payable in U.S. dollars, on May 16, 2014, in the amount of USD 0.075 per share issued and outstanding, (ii) to authorize the Board of Directors to determine or amend, in its discretion, any of the terms and conditions (including payment date) of such dividend payment, (iii) that the aggregate amount of USD 150,355,758.15 to be distributed as dividend on May 16, 2014, be paid from the Company’s retained earnings reserve, and (iv) that the loss of the year ended December 31, 2013, be absorbed by the Company’s retained earnings account.”

4.     Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2013

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as at December 31, 2013, all who were members of the Board during the year 2013, be discharged from any liability in connection with the management of the Company’s affairs during such year.

Draft resolution proposed to be adopted: “to discharge all those who were members of the Board of Directors during the year ended December 31, 2013, from any liability in connection with the management of the Company’s affairs during such year.”

5.  Election of the members of the Board of Directors

The Company’s Articles of Association provide for the annual election by the shareholders of a board of directors of not less than five and not more than fifteen members. Members of the Board have a term of office of one year, but may be reappointed.

Under the Company’s Articles of Association and applicable U.S. laws and regulations, the Company is required to have an Audit Committee comprised solely of directors who are independent.

Ternium

The current Board consists of nine Directors. Three members of the Board (Messrs. Ubaldo Aguirre, Adrian Lajous and Pedro Pablo Kuczynski) qualify as independent members under the Company’s Articles of Association and applicable law and are members of the Audit Committee.

It is proposed that (i) the number of members of the Board be maintained at nine, and (ii) Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil be re-elected as members of the Board.

Set forth below is summary biographical information of each of the candidates:

1) Mr. Ubaldo José Aguirre. Mr. Aguirre has served on the Board since 2006. He is a managing director of Aguirre y Gonzalez S.A., an Argentine financial services firm, and also serves as the chairman of the board of directors and a member of the audit committee of Holcim Argentina S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as the chairman of the board of directors of Permasur S.A., an Argentine winery, and of Editorial Sur S.A.  Since 2000, he is a member of the board of directors of URS Argentina S.A., the Argentine subsidiary of URS, a U.S. corporation. He is a member of the Administrative Board of the Universidad Catolica Argentina. Mr. Aguirre formerly served as a director and the chairman of the audit committee of Siderar S.A.I.C. (“Siderar”), an Argentine publicly-listed company and a subsidiary of the Company. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, in the past Mr. Aguirre was a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations—, Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre, aged 65, is an Argentine citizen.

2) Mr. Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin S.A. (“San Faustin”). Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Tenaris S.A. (“Tenaris”), an affiliate of the Company. Mr. Bonatti, aged 64, is an Italian citizen.

3) Mr. Carlos Alberto Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is currently a member of the board of directors of Tenaris.  He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”), a subsidiary of Tenaris, and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli, aged 63, is an Argentine citizen.

4) Mr. Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Board since 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Republic of Peru’s Minister of Economy and Finance in 2001-2005 and the Republic of Peru’s Minister of Energy and Mines in 1980-82. Until 2001, he was president of a private equity firm founded by him in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is a senior advisor to the Rohatyn Group, a firm specializing in emerging markets.  He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980.  He began his career at the World Bank in 1961 and in the 1970s headed its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was a member of the board of directors of Siderar from 1992 to 2001. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton.  Mr. Kuczynski, aged 75, is a U.S. and Peruvian national.

Ternium

5) Mr. Adrian Lajous. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as chairman of the Oxford Institute for Energy Studies, a fellow in the Center for Global Energy Policy at Columbia University, president of Petrométrica, S.C. and a non-executive director of Schlumberger, Ltd. and Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Petróleos Mexicanos (“Pemex”) in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous, aged 70, is a Mexican citizen.

6) Mr. Bruno Marchettini. Mr. Marchettini has served on the Board since 2006. Mr. Marchettini is a senior advisor in technological matters for the Techint group. Mr. Marchettini is currently retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a director of San Faustin. Mr. Marchettini, aged 72, is an Italian citizen.

7) Mr. Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is the chairman of the board of directors of San Faustín, a member of the board of directors of Tenaris, the president of the Humanitas Group and the president of the board of directors of Tenova S.p.A. In June 2013 he was elected President of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (an Italian employers’ organization). In addition, he is a member of the EIT Governing Board (European Institute of Innovation and Technology) and sits on the board of directors or executive committees of several companies, including Allianz S.p.A, Brembo and Buzzi Unicem. He is a member of the Advisory Board of Allianz Group, of the Aspen Institute Executive Committee, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca, aged 66, is an Italian citizen.

8) Mr. Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is a grandson of Agostino Rocca. He is also the chairman and chief executive officer of Tenaris. In addition, he is a member of the board of directors and vice president of San Faustin, the chairman of Tamsa and a director of Techint Financial Corporation N.V. Mr. Rocca, aged 61, is an Italian citizen.

9) Mr. Daniel Agustin Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. He has more than 35 years of experience in the steelmaking industry. Mr. Novegil is the managing director of Siderar since 1993 and a member of Usiminas’ Board of Directors since 2012. He is also member of the Board of Directors of the World Steel Association and former President of the Latin American Steel Association. He obtained a M.S. in Management from Stanford University in 1984 and, since 1999, he is a member of the Advisory Board of the Sloan Master’s Program of the Stanford Graduate School of Business. Mr. Novegil, aged 61, is an Argentine citizen.

Each of Messrs. Aguirre, Kuczynski and Lajous will qualify as independent directors under the Company’s articles of association.

Each elected director will hold office until the next Annual General Meeting of Shareholders, to be held on May 6, 2015.

Ternium

The Board met six times during 2013. On January 12, 2006, the Board created an Audit Committee pursuant to Article 11 of the Articles of Association of the Company. As permitted under applicable laws and regulations, the Board does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: “to maintain the number of members of the Board of Directors at nine and to re-appoint Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2014 accounts.”

6.  Compensation of the members of the Board of Directors

It is proposed that each member of the Board receive an amount of USD 85,000.00 as compensation for his services during the fiscal year 2014, and that the Chairman of the Board receive, further, an additional fee of USD 295,000.00. It is further proposed that each of the members of the Board who are members of the Audit Committee receive an additional fee of USD 55,000.00, and that the Chairman of such committee receive, further, an additional fee of USD 10,000.00.  In all cases, the proposed compensation would be net of any applicable Luxembourg social security charges.

Draft resolution proposed to be adopted: “that each of the members of the Board of Directors receive an amount of USD 85,000.00 as compensation for his services during the fiscal year 2014, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 295,000.00; and that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000.00, and that the Chairman of such Audit Committee receive, further, an additional fee of USD 10,000.00. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.”

7.  Appointment of the independent auditors for the fiscal year ending December 31, 2014 and approval of their fees

The Audit Committee has recommended the appointment of PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé (PricewaterhouseCoopers’ Luxembourg member firm) as the Company’s independent auditors for the fiscal year ending December 31, 2014, to be engaged until the next Annual General Meeting of Shareholders that will be convened to decide on the 2014 accounts.

In addition, the Audit Committee has recommended the approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2014, broken-down into eight currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 12,088,288.00; BRL 20,400.00; COP 290,283,986.00; EUR 563,901.00; MXN 11,311,720.00; CHF 27,500.00; UYU 1,828,095.00 and USD 204,900.00. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. It is proposed that the Audit Committee be authorized to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: “to (i) appoint PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending December 31, 2014, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the 2014 accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2014, broken-down into eight currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 12,088,288.00; BRL 20,400.00; COP 290,283,986.00; EUR 563,901.00; MXN 11,311,720.00; CHF 27,500.00; UYU 1,828,095.00 and USD 204,900.00, and to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.”

Ternium

8.     Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members

It is proposed that the Board be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

Draft resolution proposed to be adopted: “to authorize the Board of Directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as Chief Executive Officer (Administrateur Délégué) of the Company.”

9.     Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact

In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board to appoint any or all members of the Board from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board to appoint any non-members of the Board as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles of Association of the Company.

Draft resolution proposed to be adopted: “to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting; it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles.”

___________________________________

The Company anticipates that the next Annual General Meeting of Shareholders will be held on May 6, 2015. Any shareholder who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the registered office of the Company, located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, Grand Duchy of Luxembourg, not later than 4:00 P.M. (Luxembourg time) on February 2, 2015, in order for such proposal to be considered for inclusion on the agenda for the 2014 Annual General Meeting of Shareholders. PricewaterhouseCoopers, société coopérative, Cabinet de révision agréé,   are the Company’s independent auditors. A representative of the independent auditors will be present at the Annual General Meeting of Shareholders.

Ternium

Arturo Sporleder

Secretary to the Board of Directors

March 27, 2014

Luxembourg

Ternium 2013 Annual Report Contents

Company Profile and Strategy

Operating and Financial Highlights

Chairman’s Letter

Management Report

Business Review

Corporate Governance

Board of Directors and Senior Management

Investor Information

2013 Results. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Statements

Company Profile and Strategy

Ternium is a leading steel producer in Latin America.  We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled flat products, cold-rolled products, bars and wire rods as well as slit and cut-to-length offerings through our service centers.

Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries.  We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.

Ternium has a deeply ingrained industrial culture.  With 16,800 employees and an annual production capacity of 10.9 million tons of finished steel products and 4.0 million tons of iron ore pellets, Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, as well as a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets.  In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market.

Our proximity to local steel consuming markets enable us to differentiate from our competitors by offering valuable services to our customer base across Latin America.  Our favorable access to iron ore sources and proprietary iron ore mines in Mexico provide reduced logistics costs, and our diversified steel production technology enables us to adapt to fluctuating input-cost conditions.

We operate with a broad and long-term perspective, and we regularly work towards improving the quality of life of our employees, their families and the local communities where we operate.

Ternium S.A. (the “Company”) is a Luxembourg company and its American Depositary Securities, or ADSs, are listed on the New York Stock Exchange (NYSE: TX). We refer to Ternium S.A. and its consolidated subsidiaries as “we,” “our” or “Ternium.”

The financial and operational information contained in this annual report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as issued by the International Accounting Standards Board, or IASB and adopted by the European Union (EU), or IFRS, and presented in U.S. dollars ($) and metric tons.

Operating and Financial Highlights

	2013[1]	2012	2011[2]	2010[2]	2009[2]
STEEL SALES VOLUME (thousand tons)

Mexico	4,984.9	4,952.4	4,683.2	4,466.9	3,707.0
Southern Region	2,633.1	2,444.5	2,635.3	2,396.4	1,606.9
Other Markets	1,370.3	1,371.2	1,505.0	1,191.3	1,046.9
Total	8,988.4	8,768.2	8,823.6	8,054.6	6,360.8

FINANCIAL INDICATORS (millions of $)

Net sales	8,530.0	8,608.1	9,122.8	7,339.9	4,923.0
Operating income	1,109.4	920.6	1,255.7	1,043.6	288.6
EBITDA [3]	1,486.6	1,291.5	1,651.6	1,417.8	663.5
Income before income tax expense	942.3	452.1	965.4	1,185.7	428.5
Equity in (losses) earnings of non-consolidated companies	(31.6)	(346.8)	10.1	12.9	7.2
Discontinued operations [4]	-	-	-	-	428.0
Profit for the year attributable to:
Equity holders of the Company	455.4	142.0	517.7	622.1	717.4
Non-controlling interest	137.5	48.9	135.1	157.4	49.7
Profit for the year	592.9	190.9	652.8	779.5	767.1

Capital expenditures	883.3	1,022.6	577.0	339.4	204.3
Free cash flow [5]	208.9	32.5	45.4	457.9	950.7

BALANCE SHEET (millions of $)

Total assets	10,372.6	10,867.0	10,743.1	11,099.9	10,301.9
Total financial debt	2,002.8	2,424.4	1,996.1	1,939.7	2,326.0
Net debt (cash) financial position	1,526.1	1,703.3	(443.6)	(688.0)	185.4
Total liabilities	4,034.6	4,432.1	3,954.5	4,139.1	4,040.6
Capital and reserves attributable to the Company's equity holders	5,340.0	5,369.2	5,711.5	5,833.2	5,296.3
Non-controlling interest	998.0	1,065.7	1,077.1	1,127.5	964.9

STOCK DATA ($ per share / ADS 6)

Basic earnings per share	0.23	0.07	0.26	0.31	0.36
Basic earnings per ADS	2.32	0.72	2.63	3.10	3.58
Proposed dividend per ADS	0.75	0.65	0.75	0.75	0.50

Weighted average number of shares outstanding [7]	1,963,076.8	1,963,076.8	1,968,327.9	2,004,743.4	2,004,743.4
(thousand shares)

Note:       certain comparative amounts have been adjusted to reflect the retrospective application of the amended IAS 19 in connection with post-employment benefits.

1 Starting on January 1, 2013, Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts show them as investments in non-consolidated companies and their results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement. For further information on these changes see note 14 to our consolidated financial statements, included in this annual report.

2 Ternium changed prospectively the functional currency of its Mexican subsidiaries to the U.S. dollar, effective as of January 1, 2012.  For the periods ended December 31, 2011, 2010 and 2009 the functional currency for the Company's Mexican subsidiaries was the Mexican peso.

3 EBITDA equals operating income adjusted to exclude depreciation and amortization, and impairment charges.

4 Discontinued Operations include the results of Sidor (a Venezuelan subsidiary nationalized in April 2009) through the second quarter of 2009.

5 Free cash flow equals net cash provided by operating activities less capital expenditures.

6 Each ADS represents 10 shares.

7 Shares outstanding were 1,963,076,776 as of December 31 of each of 2013, 2012 and 2011, and 2,004,743,442 as of December 31 of each of 2010 and 2009.

Chairman’s Letter

For Ternium, 2013 was a year that will be forever overshadowed by the tragic accident which occurred on 22 July at our Guerrero plant in Mexico.  An explosion at the steel shop resulted in 11 fatalities and a company shaken to its foundations. We have done much to improve our safety record and, if we look at Ternium’s safety indicators, we can see a steady improvement over the years. But an analysis of this unprecedented accident showed that we have much more to do, particularly in the evaluation of catastrophic risks that go beyond the level of individual tasks and cover broader areas of our production system.

We contracted a renowned expert consultancy in industrial safety to help us identify the causes of the accident, analyze our safety management system and advise us on how to improve what we are doing. As a result we have prepared an investment program focused on safety and environment which we are implementing throughout our industrial system. This tragedy has left the whole company united in its commitment to improving safety in the workplace and determined to work together to ensure that such an accident can never occur again. We remain deeply conscious of the suffering caused to the families of our employees and the community in Monterrey.

Turning to the rest of our operations, we had an EBITDA of $1.5 billion on sales of $8.5 billion, maintaining our industry-leading margins.  A record number of shipments – 9.0 million tons – reflected the solid positioning we have established in our Latin American markets as well as our focus on serving customers in the industrial sector.

In Mexico, we increased shipments to automotive and industrial customers and our industrial facilities operated at a high level of capacity. In the second half of the year, we inaugurated our new industrial facility in Pesquería, Nuevo León, after completing construction on time and within the $1.1 billion investment budget. This facility will strengthen our positioning in the high-end sector of the market and enable us to continue displacing imports in key industrial segments like the automotive sector.

To secure the supply of energy and improve the cost competitiveness of our facilities in Mexico, we are participating in a project, together with our affiliates Tenaris and Tecpetrol, for the construction and operation of a power generation plant in Pesquería, Nuevo León which will be fed by natural gas from the Unites States via a pipeline owned by Kinder Morgan. This plant is expected to begin operating in 2016 and meet 100% of our electric power requirements in the country.

In Argentina, the market evolved favorably during 2013 but now faces a more uncertain year reflecting a less favorable macroeconomic environment and a slowdown in Brazil. During the year, our facilities sustained a high level of capacity utilization and we completed the installation of a new continuous caster and a vacuum degassing facility, which will enable us to expand our range of high-value products, particularly for the automotive and home appliances industries.

In Brazil, the ongoing industrial and management transformation in Usiminas has turned around the operating results of that company and put its financial situation in good order sooner than we expected. Ternium will continue to work with Usiminas to identify opportunities to strengthen the positioning of both companies as suppliers of high value products and services to the automotive and metallurgy industries in Latin America.

In Colombia, we continued to modernize our industrial facilities in Manizales, increasing production capacity and installing equipment to reduce dust and emissions. At the same time, we introduced a series of initiatives aimed at increasing employee awareness of their role in creating a safe working environment.

The steel industry worldwide continues to confront a situation of excess capacity, particularly in China. Direct exports of steel products from China to Latin America reached a record level of 6 million tons in 2013 with a similar level of indirect exports, even though Latin America is a major supplier of iron ore to China. We are working with the governments of the region to identify and limit unfair trade practices. At the same time, we are working to strengthen regional metallurgical industries through the supply of high quality steel products and technologies and through our support for small and medium enterprises in the steel industry value chain in the countries where we operate.

As an industrial company focused on long-term, sustainable growth, we play an active role in encouraging the development of our employees and the communities where we have our operations. Our training programs focus on the development of leadership, performance management and technical knowledge at all levels of the company and in 2013, our employees spent an average of 48 hours in training activities. We provide various forms of support for the development of technical education in our local communities and merit-based scholarships to provide opportunities for local students to further their studies. Through these activities we aim to strengthen the communities where we operate and provide opportunities for employees and local people to develop their potential.

In 2013, our earnings per ADS amounted to $2.32. Our financial position is solid with a net debt equivalent to the last twelve months of EBITDA and a free cash flow for the year of $209 million, after capital expenditures of $883 million. We are proposing to restore the annual dividend to its previous level of $0.75 per ADS.

During 2013, Ternium strengthened its position in Mexico through the completion of its investment in Pesquería and its commercial integration with end-user industrial customers. Throughout the company, we are working in various projects and initiatives to differentiate ourselves from our competitors and to sustain a position of leadership through industrial excellence, product development and customer service. I would like to thank our employees for their efforts and achievements during a difficult year. I would also like to thank our customers, suppliers and shareholders for their continuing support and confidence in our company.

Paolo Rocca

Chairman

Business Review

In 2013, Ternium achieved a record shipments volume of 9.0 million tons. Shipments were relatively stable in Mexico year-over-year, despite weaker domestic demand for steel products, and increased in the Southern Region on the back of improved construction and industrial activity. Throughout 2013, Ternium was the leading supplier of flat steel products in Mexico and Argentina, and a leading supplier of steel products in Colombia and Central America.

Steel consumption in the Americas stagnated in 2013. With the exception of the Argentine and Brazilian markets, whose economies’ growth rates increased year-over-year, the Americas most significant steel markets slowed down or retreated compared to 2012. Mexico, a market that accounted for 55.5% of total shipments during the year, showed a moderate slowdown in economic activity, and its steel market contracted 9.0% year-over-year in 2013, According To The Latin America Steel Association, on lower construction activity.

In 2013, Ternium inaugurated a new industrial center in Pesquería, Nuevo León, Mexico. The project was developed partly by Ternium México and partly by Tenigal, a company in which Ternium and Nippon Steel & Sumitomo Metal Corporation hold 51% and 49% participations, respectively.  Through its two state-of-the-art main production lines, Ternium México’s cold-rolling mill and Tenigal’s hot-dipped galvanizing mill, this center will produce high-end steel mainly for the automotive industry, with annual processing capacity of 1.5 million tons of cold-rolled steel and 400,000 tons of galvanized steel. The ramp-up of these facilities is expected to be mostly completed during the first half of 2014. This steel complex, the most modern of its kind in Latin America, is a strategic steel project for our Mexican industrial system.  The technologies introduced by Tenigal and the high quality requirements and standards of the new steel products set a milestone for Ternium’s product research and development efforts.

Ternium’s support program for small- and medium-sized enterprises (ProPymes) continued growing in 2013 in Mexico and Argentina and now includes approximately 890 companies. Throughout its more than 10 years of existence, ProPymes has helped create an industrial network including customers, suppliers, technical schools, universities, business schools and governments, that has contributed to the improvement of the industry’s performance standards and to the reduction of investment barriers within our customers and suppliers.

Ternium’s environmental projects during 2013 focused on the improvement of air emissions and wastewater treatment and disposal, and on the reduction or elimination of hazardous products from our manufacturing processes. Of note was the start-up during the year of a new de-dusting facility for our steel shop in Colombia, which improved the mill’s environmental performance and enabled it to increase its steel production rates.  In addition, during the year Ternium launched a capital expenditure program in order to bring its Guerrero unit in Mexico to meet the most stringent environmental and safety norms in the world. The Guerrero unit, one of the most important plants in Ternium’s industrial system, has been certified as clean industry since 2000. The program is aimed at improving infrastructure, processes, internal organization and emissions control, and reinforcing safety training programs for our employees.

Techgen, a company in which Ternium has a 48% stake in partnership with Tenaris (22% stake) and Tecpetrol (30% stake), is launching a project to build a new natural gas-fired combined-cycle power plant in Mexico, expected to be completed in 2016. Ternium’ supply agreements with Techgen will enable us to purchase 78% of the output of this 850 to 900 megawatts facility.  In Argentina, in 2013 Siderar finished a new vacuum degassing station for the production of specialty steels, and advanced its project to increase its steel slab production capacity.

Usiminas continued its ongoing turnaround process, showing a remarkable improvement in 2013.  Shipments to the domestic market reached a five-year record of 5.4 million tons. At the same time, EBITDA margin increased to 14%, enabling Usiminas to return to profitability. This increase in returns, coupled with a stringent capital expenditures control, enabled the company to significantly improve its financial position. As a result, Ternium saw an improvement in its equity in results of non-consolidated companies.

Steel Segment

Ternium’s shipments of steel products reached 9.0 million tons in 2013, a slight increase compared to the shipment levels achieved in the previous year. GDP in Latin America grew 2.6% in the year, slightly lower than the 3.0% expansion rate in 2012, while the U.S. economy grew 1.9% in 2013, a slowdown compared to the 2.8% expansion rate in 2012.

GDP performance - Latin America8                GDP performance - United States8

Apparent demand for finished steel grew 0.3% year-over-year in Latin America in 2013, decelerating from a 5.5% expansion rate in 2012. Construction and industrial activity improved in the main South American markets. In Mexico, the construction sector retreated while the industrial sector continued advancing, albeit at a slower pace. Apparent demand for finished steel decreased slightly in the United States, ending a period of solid expansion.

Apparent steel use - Latin America9                Apparent steel use - United States9

Mexico

During 2013, Ternium was the leading supplier of flat steel products in Mexico. Shipments to this market remained relatively stable year-over-year at 5.0 million tons, representing 55.5% of Ternium’s total steel shipments. Mexico’s GDP increased 1.1% year-over-year in 2013, evidencing a slowdown in economic activity versus the prior year. Apparent steel use decreased 9.0% year-over-year to approximately 18.6 million tons in 2013 as the Mexican construction sector struggled during the year.

GDP performance – Mexico8                             Apparent steel use – Mexico9

8 Source:  International Monetary Fund, World Economic Outlook

9 Source: World Steel Association, Latin American Steel Association Ternium Estimates

Construction activity in Mexico decreased 4.5% year-over-year in 2013, mostly reflecting a downturn in residential housing and infrastructure spending, partly attributable to an absence of government contracts. Activity in the automotive sector increased 1.7% year-over-year, continuing the growth trend observed in this industry in previous years albeit at a slower pace.

  Construction – Mexico10                          Motor vehicles production - Mexico 11

Steel prices in the United States, which are generally a significant driver for steel prices in Mexico, decreased during the first half of 2013, continuing a downward trend seen over most of 2012, but subsequently reverted to an upward trend in the second half of the year. After a gradual de-stocking in the first half of the year, distributors began re-stocking over the boreal summer and ended 2013 with inventories at levels similar to those recorded at year-end of 2012.  On the other hand, in 2013 steel import volumes in the United States were similar to those of the previous year.

During 2013, Ternium continued running its integrated steelmaking facilities in Mexico at close to full capacity. We continued maximizing the use of direct reduced iron in the metallic mix of our steel shops (produced in our natural gas-based iron ore direct reduction units), which has been a cost efficient input compared to steel scrap given prevailing prices during the year. Our re-rolling facilities saw similar utilization rates in 2013 compared to those of the year prior.  Notwithstanding this, our Guerrero unit’s hot strip mill 1, idled for most of 2013, started operations by year-end in synch with the ramp-up of our cold rolling and hot-dip galvanizing mills recently built in Pesquería.  The ramp-up of these facilities is progressing and is expected to be completed during the first half of 2014.

Ternium’s capital expenditures in the steel segment in the country amounted to $486 million in 2013. During the year, Ternium México finished the construction of the new cold-rolling mill in Pesquería, with annual processing capacity of 1.5 million tons, and Tenigal finished the construction of the new hot-dip galvanizing mill in the same site, with annual processing capacity of 400,000 tons to serve the promising Mexican automotive industry. In addition, Ternium México finished the installation of a new slitting line in the Churubusco unit to increase its service center processing capacity.

Ternium is participating, together with its affiliates Tenaris and Tecpetrol, in Techgen’s natural gas-fired combined cycle electric power plant project in the Pesquería area of the State of Nuevo León, Mexico. The plant is being constructed at an estimated cost of $1 billion, and is expected to be operational by the end of 2016. The plant is expected to become a significant supplier of electricity to Ternium México’s steel operations, as Ternium will acquire 78% of the plant’s 850 to 900 megawatts power capacity.

10 Source: Mexican Statistics and Geography Institute

11 Source: Mexican Automotive Industry Association

Ternium expects GDP growth rates in Mexico to accelerate this year as a result of higher infrastructure and construction spending and a positive performance of the U.S. economy. Apparent steel use is expected to grow with construction and the industry, mainly the metal products and automotive sectors, driving local demand for steel products.  In this context, Ternium expects to increase shipments in the country, particularly to the industrial sector, profiting from its medium-term initiatives on product and customer development in synch with its recently inaugurated Pesquería industrial center.

Southern Region

The Southern Region encompasses the steel markets of Argentina, Bolivia, Chile, Paraguay and Uruguay. During 2013, Ternium was the leading supplier of flat steel products in Argentina and a leading supplier of steel products in Paraguay and Uruguay.  Shipments in the Southern Region increased 7.7% year-over-year in 2013 to 2.6 million tons, representing 29.3% of Ternium’s total steel shipments.

Argentina’s GDP growth rate increased in 2013, reflecting improved performance of the construction sector, a recovery of the agricultural sector and higher consumption. Apparent steel demand increased 2.8% year-over-year to approximately 5.1 million tons, with a 4.6% expansion of the construction sector and a 3.5% growth in the automotive sector, both of which had contracted in the previous year, resulting in an increase of Ternium’s shipments to the country.

 Construction – Argentina12                    Motor vehicles production – Argentina13

Ternium’s shipments to the Paraguayan market increased in 2013, as this country’s economy recovered from the 2012 negative effects of adverse weather on its agricultural activities. Shipments to Uruguay also increased, while shipments to the Bolivian and Chilean markets decreased compared to shipment levels in the previous year. The economies of these countries expanded in 2013, with GDP growth rates of between 3.5% and 12.0% year-over-year.

In 2013, Ternium’s Argentine subsidiary Siderar increased activity in its production facilities, particularly in those for the production of pig iron and steel, experiencing a solid recovery in utilization rates compared to those of the previous year (utilization rates had been affected by the idling of Siderar’s blast furnace #2, for repairs, during most of the second half of 2012 through February 2013).

Ternium’s capital expenditures in the region amounted to $309 million in 2013. During the year, Siderar made progress in several projects, including the expansion of specialty steel production capacity, repairs at the coking and blast furnace areas, and the expansion and enhancements of the hot strip mill.

12 Source: Argentine Statistics Institute

13 Source: Argentine Automotive Producers Association

Steel consumption is expected to decrease in Argentina in 2014, driven by the recent changes in Argentine macroeconomic conditions and a slowdown of the Brazilian economy.  With Siderar’s facilities working at high utilization rates since the first quarter 2013, a gradual ramp-up of the new capacity in our steel shop should enable a higher integration with our re-rolling facilities in Mexico (which rely on third-party slab purchases).  Our capital expenditures in Argentina are expected to remain strong in the first half of 2014, as a result of the project to increase steelmaking capacity, including the previously mentioned investment in a new slab caster.

Other Markets

Ternium’s sales to the rest of the world are shown under “Other Markets”, including major shipment destinations such as Colombia, the United States and Central America. During 2013, Ternium was a leading supplier of steel products in Colombia and Central America. In addition, Ternium continued serving customers in southern United States and in other countries throughout Latin America. Shipments to these markets remained relatively stable year-over-year in 2013 at 1.4 million tons, representing 15.2% of Ternium’s total steel shipments.

Colombia’s GDP continued growing at a solid pace in 2013, reflecting a broad-based increase in activity. Apparent steel use increased 1.1% year-over-year to approximately 3.5 million tons, following an expansion of the construction and industrial sectors. Although crude steel production rates at our Colombian facilities in 2013 were relatively flat year-over-year, Ternium’s shipments in the country decreased slightly in 2013 as a result of lower processing of purchased steel.

The U.S. economy slowed down during 2013, with GDP growth of 1.9% and apparent steel use decreasing slightly year-over-year to approximately 95.6 million tons. Ternium’s shipments to the country increased slightly year-over-year in 2013.

Ternium’s shipments to Central America increased strongly in 2013 on the back of continued activity expansion in the region, with GDP growth rates estimates between 1.6% and 7.5% year-over-year. Shipments to the Peruvian and Ecuadorian markets decreased year-over-year in 2013, as Ternium prioritized shipments to other markets. Activity levels in these countries continued advancing in 2013.

Overall, in 2013 Ternium’s subsidiaries in Colombia, Guatemala and the United States increased utilization rates at their finishing facilities compared to the rates achieved in 2012. Capital expenditures in the region amounted to $21 million in 2013. Ternium’s Colombian subsidiary, Ferrasa, completed during the year the installation of a new de-dusting system at its steel shop, which enables the facility to increase its steel production levels by approximately 25% while ensuring that its emission levels comply with Colombia’s environmental regulations.

Mining Segment

Ternium’s reported shipments of iron ore mainly include those made by our Mexican subsidiary Las Encinas and, starting in 2013, 50% of those made by Peña Colorada, a company owned 50% by Ternium and 50% by ArcelorMittal.  Iron ore production in Las Encinas and Peña Colorada is destined mainly for internal consumption within Ternium’s steel segment.  In 2013, Ternium’s mining segment reported shipments of 4.2 million tons of iron ore, a 128% increase compared to 2012 primarily attributed to the proportional consolidation of Peña Colorada, effective January 1, 20131.

All of Ternium’s mining operations are located in Mexico. Mining concessions were granted for a 50-year period. Following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in Mexican mining laws and regulations.

Las Encinas

The Las Encinas mining facilities, which also include a pelletizing plant located in the community of Alzada, in the state of Colima, have an annual pellet production capacity of 1.9 million tons. As of the end of 2013, Las Encinas was operating the Aquila iron ore mine, located in Michoacán, Mexico, and El Chilillo iron ore mine, a small body located in Jalisco, Mexico.

Las Encinas’ saleable production reached 2.0 million tons in 2013, including pellets and concentrate surplus, slightly higher than the 1.9 million tons achieved in 2012. Iron ore reserves as of December 31, 2013 were 28 million tons with a 41% average ferrous content, similar to those recorded as of the end of 2012.  Las Encinas’ combined active mines life was estimated at 7 years as of the end of 2013, with no changes compared to that of year-end 2012.  Las Encinas has been developing iron ore reserves out of its iron ore resources, to keep a relatively stable mine life ratio. These activities include the development of micro-mining operations to complement the mining volumes obtained from our larger-scale operations.  Capital expenditures during the year reached $10 million.

Peña Colorada

The Peña Colorada mining facilities, which are located in Colima, Mexico, include a two-line pelletizing plant in the Manzanillo port and have an annual pellet production capacity of 4.1 million tons.  ArcelorMittal and Ternium each receive 50% of total iron ore production, in accordance with the agreements in place.  Peña Colorada operates the Peña Colorada iron ore mine, also located in Colima.

Peña Colorada’s saleable production reached 3.9 million tons in 2013, lower than the 4.5 million tons achieved in 2012, mainly as a result of a decrease in the average ferrous content of the iron ore. Iron ore reserves as of December 31, 2013 were 251 million tons with 23% average ferrous content, slightly below the 259 million tons recorded as of year-end 2012, with an average ferrous content of 24%.  Peña Colorada’s combined active mines life was estimated at 18 years as of the end of 2013.  Peña Colorada has been conducting exploration activities at areas nearby to the existing mine, to increase its iron ore resources. Ternium’s share in Peña Colorada’s capital expenditures during the year amounted to $57 million.

Support Program for Small- and Medium-Sized Enterprises

Ternium sponsors a small- and medium-sized enterprise (SME) support program called ProPymes, now in its eleventh year. The program is focused on helping SMEs in the steel industry’s value chain grow. The program’s ultimate goal is to enhance SMEs’ competitiveness and to stimulate investments in the steel industry’s value chain. To achieve this, ProPymes provides a variety of services including training, business advisory, institutional assistance, commercial support and financial aid.  Through these means, ProPymes has helped create an industrial network that encourages SMEs professionalization and quest for excellence, based on knowledge sharing, reciprocal learning and exchange of experiences toward the achievement of industrial best practices. ProPymes currently assists approximately 890 SMEs in Mexico and Argentina.

Ternium supervises the execution of the ProPymes programs through two departments operating under local management supervision in Mexico and Argentina.

Mexico

ProPymes in Mexico selects participating SMEs according to their ability to increase their products’ competitiveness as suppliers, along with their capability to add value to steel products and their potential to increase exports or substitute imports as customers. Approximately 220 Mexican SMEs participate in ProPymes.

ProPymes activities in Mexico during 2013 continued focusing on training and industrial assistance. Training programs aimed at strengthening management skills and at developing the expertise of SMEs employees in the management of quality and safety systems. Advisory support to participating SMEs in 2013 focused on industrial assistance, mainly in the implementation of quality and safety management systems, and on the development of business plans. In addition, a number of SMEs required financial advisory services to help them fund their capital expenditure programs for the technological upgrade or innovation of their production processes, or their research and development programs, aimed at process and product development.

While some training and advisory efforts were funded by ProPymes alone, several other initiatives entailed a shared funding effort among the relevant SME, ProPymes and a government-sponsored SMEs development program. Those endeavors included the government-sponsored High-Growth Company Support Program, managed by a local business school, intended to help high-growth companies achieve their growth potential, and the government-sponsored Leading Companies Program, managed by government-appointed leading companies including Ternium México through ProPymes, aimed at supporting training and advisory initiatives targeting SMEs.

In addition, with the objective of increasing local content in Mexico’s industrial value chains, ProPymes participated and promoted the participation of SMEs in conferences and conventions, sponsored by the government or local industrial chambers, in order to identify and promote new companies that could be developed as industry suppliers.

In 2014, ProPymes intends to continue developing its institutional network, including a new agreement with Mexico’s Entrepreneurship National Institute, with the goal of strengthening the government support to its SMEs development initiatives. In addition, the program intends to continue sponsoring training and advisory activities, and to expand the number of participating SMEs.

Argentina

Approximately 670 Argentine SMEs, including customers and suppliers, participate in ProPymes. The program’s activities achieved new records in several areas during 2013, particularly in fulfilling the requirements of a fast growing demand for SME personnel training. A new training program, aimed at supporting SME’s long-term management development programs, was launched during 2013 and consisted of a two-year long part-time specialized course for selected SMEs middle managers and professionals. This program entails a lengthier and integral course compared to those previously offered to SMEs, with the first group of 30 employees expected to complete the program by year-end of 2014.

With the aim of supporting SME’s long-term recruiting strategies, ProPymes has assisted SMEs in establishing internship programs with technical schools, to improve technical education, strengthen SMEs’ institutional networks and ensure the availability of high-quality technicians in the medium-term. Under this program, in 2013 five technical schools received internship offers for approximately 70 students.

In addition, ProPymes continued expanding its offer of in-company training activities as well as those organized in conjunction with local institutions. These programs, which comprise SME employees in every category, target a broad range of business requirements as well as family enterprise related challenges. A new number of participants record for ProPymes’ training programs was achieved in 2013, showing a 15% increase over last year’s already record-breaking number.

The program’s consulting area, one of ProPymes’ pillars, reached a new record of diagnostic reports and assistances performed, including for the use of automation technology, for the development of health and safety protocols, for the development of tools for training and human resources management, for the implementation of management control systems, and for the development of competitive financing alternatives.

During 2013, ProPymes continued supporting the agricultural machinery industry by stimulating innovation and competitiveness, and strengthening the value chain’s institutional networks. For these purposes, ProPymes organized a new edition of the Ternium Expoagro Prize to Agricultural Machinery, as it has done since 2008, with those recognized developments being exhibited in local and international agricultural exhibitions.

In 2014, ProPymes intends to strengthen its assistance to SMEs’ long-term recruitment and human resources development programs. In addition, it intends to fulfill the growing SMEs demand for training and consultancy services, with emphasis on specialized industrial assistance.

Product Research and Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through the participation in international consortia. Ternium also develops new products and processes in cooperation with its industrial customers, prioritizing an early involvement scheme.

In 2013, Ternium’s product research and development efforts focused mainly on initiatives aimed at supporting customer requirements for products to be manufactured at our new industrial center in Pesquería and on increasing market share in the automotive and industrial steel markets. The Pesquería center sets a new milestone in Ternium’s research and development efforts. The steel complex is currently the most modern of its kind in Latin America, and requires a new set of product research and development activities targeting applications for advanced steels with high quality standards.

During the year Ternium also completed the implementation of a new IT system in Mexico that fully integrates product and processing route specifications among its Mexican plants. These efforts, initiated in 2012, enabled significant optimization of processes and products that resulted in improvements in productivity and costs, and decreases in inventory volumes.

Industrial Products

During 2013, Ternium continued the certification process of its new Pesquería facilities with car manufacturers operating in Mexico. The ongoing certification process is expected to be substantially finalized during the first half of 2014.  For an array of applications in the automotive steel market, Ternium and the Italian Centro Sviluppo Materiali (Materials Development Center) launched the development of new heat-treatable steel grades.  In addition, Ternium and the Mexican Universidad Autónoma de Nuevo León (a Mexican university) analyzed the formability performance on different products.

During the year, Siderar continued assisting its customers and fostering the introduction of new technologies to help them increase their product competitiveness. Following the introduction of new truck bodywork manufacturing technologies in 2012, in 2013 Siderar helped its customers develop manufacturing technologies for agricultural machinery, consisting of lighter structures with lower incidence of fuel consumption, through the usage of high-resistance steel grades.

Construction Products

During 2013, Ternium’s metal building systems division developed, among other products, a new trussed purling for wide bays with a 16% reduction in weight per meter compared to same performance systems available, expected to result in an increased market share in Mexico.

Throughout 2013, Ternium continued with its strategy of anticipating the Montreal protocol’s requirements regarding the use of non-clorofluorocarbon (CFC) foaming agents, by developing new construction products with zero ozone depleting potential for roofing and cladding applications. In addition, in a context of increased demand for green building solutions, Ternium continued positioning its steel roofing systems and its building envelopes systems, designed with high thermal insulation properties.

Applied Research

Ternium’s medium-term product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry, carried out in close collaboration with leading steel customers and institutions. Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities.

During 2013, Ternium continued participating in leading research and development projects through international consortia and together with universities and research centers to further expand the required know-how for the development of new products. Consortia projects included the development of high-strength steel for applications in the pipe manufacturing and automotive industries, with the University of Pittsburgh, and the development of new coating technologies for applications in the automotive industry and of improvements in the galvanizing bath to optimize processes, with the International Zinc Association.

Prospective Developments

In 2014, Ternium plans to participate in the development of metallurgic studies for oil and gas steel grades, aimed at improving its product portfolio for tube and pipe manufacturers. The project, which is expected to be developed in conjunction with the Tenaris Research Center and the University of Pittsburgh, entails the evaluation and assessment of certain steel grades intended for use in sour service conditions.

In order to increase its participation in the electrical steel markets, Ternium intends to develop ultra-low carbon steel grades with silicon content, which enhances steel magnetic properties. The project, which is expected to be developed in conjunction with the Mexican Centro de Investigación y Estudios Avanzados (Advanced Research and Studies Center) will focus on examining different alloying compositions and developing processing routes adapted to Ternium’s facilities.

Following the commissioning of a new steel vacuum degassing station in Argentina, a new range of ultra-low carbon steel grades and new steel products with excellent cleanliness will be developed for automotive and household industries applications. In addition, Ternium intends to develop coated steel products suitable for hot stamping applications for the automotive industry.  The project, also to be developed in conjunction with the Mexican Advanced Materials Research Center and other research centers, aims at enhancing the product’s performance during forming operations as well as the corrosion resistance of the final product.

Siderar will continue assisting its customers and fostering the introduction of new manufacturing technologies to help them increase their product competitiveness. Developments during 2014 will focus on the processing of steels for the manufacturing of electric motors and on the varnishing of tinplate for canning industry applications.

Human Resources and Communities

Ternium had approximately 16,800 employees as of December 31, 2013. This figure includes new personnel incorporated to run the recently inaugurated Pesquería industrial center. The new complex, located close to our main facilities in the state of Nuevo León, Mexico, was staffed to a large extent with experienced personnel from other Ternium México facilities, subsequently trained in the operating requirements of the new plants.

During 2013, the company continued its medium-term personnel recruitment plans in the different regions, leaning mainly on the program for recent graduated professionals, a program that has contributed a majority of our current management and technologist positions. In addition, a number of students from different Latin American universities carried out internships during the year in different areas of the organization. The purpose of these internships is to offer students and the universities a professional experience within an actual business environment, and to serve as a tool to identify talent and to promote acquaintance between the company and its potential employees.

During 2013, Ternium continued investing in training with diverse programs aimed at satisfying the specific needs of the different business areas. The activities of note were related mostly to safety, particularly those focused on improving risk identification capabilities in the incident prevention process, developed with the purpose of supporting the company’s safety management tools. These activities were supplemented by several initiatives intended to raise employee awareness and stress the importance of a safe working environment and behavior. In addition, during the year Ternium launched the first stage of a new training program for leaders, aimed at strengthening the performance of middle management in their communication with, and their identification of the growth potential of their personnel.

Throughout the year, the company continued its established training programs for young professionals, intended to create a unique managerial profile that combines the ability to integrate into a regional culture with a global approach to business. Several in-company post-graduate as well as customized courses were designed and implemented focused on performance and technical knowledge. These courses enable employees to learn the latest concepts and tools in their relevant fields, and to encourage them to achieve the highest possible levels of productivity and operating efficiency. Ternium continued obtaining support and contributions to different joint industry and university programs, including the endowed Chair sponsoring at certain universities and the funding of scholarship and fellowship grants to talented undergraduate and graduate students of engineering and applied sciences in selected countries, including Colombia for the first time in 2013. Throughout the year, the company also hosted various courses for graduate and undergraduate students and fostered conferences on technical subjects related to the steel industry.

During 2013, Siderar continued a 2012 program designed to strengthen an industrial culture, commitment and teamwork among its workers, resulting in a positive change that is expected to consolidate during the current year.  Among the initiatives aimed at ensuring the quality of life of its employees, in and out of the workplace, of note during 2013 was the company’s extension of its flexible labor schedule program, supported by technological tools for teleworking. In addition, the company continued with its sports and fitness fostering programs, clinical examination and disease prevention campaigns, scholarship and leisure programs for the employees’ children, loan programs for home improvement and special situations, and a special program designed for Siderar’s employees willing to complete basic education, resulting in a noticeable increase in the rate of employees holding full basic education.

Community Relations

With an eye toward prioritizing our long-term relationships in the communities where we operate, Ternium’s social programs in 2013 continued seeking to strengthen its communities and to deepen its insertion in them, working together with local institutions to identify priorities and develop projects in the areas of education, health and sports, social integration and culture.

On education-related initiatives, since its implementation in 2011 in some technical schools of the state of Nuevo León, Mexico, more than 940 students, over 100 of whom ended up joining Ternium’s workforce, completed by mid-2013 a technical module designed to teach the skills required by the steel industry. In addition, during the year, Ternium furthered its support to a local technical school seeking to improve infrastructure and equipment, and to upgrade management, administrative and teaching skills, aimed at achieving a better training and improved labor and safety attitudes among technical students.

In the Ramallo and Ensenada industrial areas of Argentina, Siderar continued supporting a program aimed at strengthening technical schools. This endeavor, initiated in 2006, involved the Argentine government, Siderar, and five technical schools near Siderar’s facilities and resulted in a noticeable reduction of the profile gap between that of students completing basic education and that required by the industrial market. Under this program, Siderar continued improving the schools’ infrastructure during 2013, provided scholarships at its workshops and at the operating areas of its industrial centers, and carried on technical training programs in the schools. In addition, beginning in 2013, nine other industrial companies joined these schools’ scholarship program.

In 2013, Ternium continued financing programs aimed at the improvement of basic education. In Mexico, Ternium supported basic schools in Monterrey and shop academies in Pihuamo, Aquila and Alzada. Likewise, in Argentina, the company supported basic schools located in Ensenada and San Nicolás through a Unesco program targeting some public institutions. In addition, the company obtained financial support and contributions for the funding of scholarships to high achievement students from the broader communities in different countries.

On health-care related initiatives during 2013, the company organized new health fairs in different cities aimed at increasing the community’s awareness and basic understanding of how to prevent and take care of various health issues. In addition, Ternium continued supporting a basic health care unit in Aquila, Mexico. In Argentina, following the remodeling and enhancement in recent years of the main regional hospital and two medical care units in the Ramallo industrial area, Siderar procured funding for a hospital remodeling in the Ensenada industrial area and contributed with an institution’s program in San Nicolás for the acquisition of medical equipment.

In sports and cultural-related activities, Ternium continued organizing, among other activities, its annual local marathons and cinema festivals in Colima and Monterrey, Mexico, and in San Nicolás, Argentina, achieving a new record of participants.

Environment, Health and Safety

Ternium reaffirms environmental protection and the individual’s health and safety as a paramount value, holding its personnel responsible for the observance of this value and encouraging the promotion and sharing of related policies with the company’s value chain and with the communities where it operates. Ternium’s environment, health and safety policies abide by the World Steel Association’s policy statement and its principles for excellence in safety and occupational health, and by the ISO 14000 environmental management international standard directives.

Ternium participates in the World Steel Association (worldsteel) forums. These forums, which are focused on sustainable development, environment, safety and occupational health, develop consistent measurements, statistics and databases of selected variables aiming to enable steelmaking companies to benchmark performance, share state-of-the-art best practices and ultimately set industrial process improvement plans. These forums include the Climate Change Policy, Life Cycle Assessment, CO2 Data Collection Program, Water Management, Sustainability Reporting, and Safety and Occupational Health Committee groups and their working subgroups.

Ternium’s operations in Mexico revalidated their clean industry certificates under the Mexican Government’s National Environmental Voluntary Program, including its steel and in-use mining facilities. In Argentina, Siderar revalidated the ISO 14001 certificates, where applicable, for its local facilities. By the end of 2013, Ternium launched a four-year program aimed at reaching ISO 14001 certifications for all of its facilities.

Accident at Ternium’s Guerrero unit

On July 22, 2013, an explosion occurred at Ternium México’s Guerrero Plant during routine maintenance work at the DRI intake of an electric arc furnace. The explosion caused eleven fatalities.

According to the report published by the General Prosecutor of the Nuevo León Court (GPNLC), the accident originated in the accumulation of process gas in a hopper, due to a flaw in the blocking system. The blast took place in an area of the hopper where the process gas, which is utilized for the transport of the raw material, was stored. GPNLC stated that the accident was caused by non-compliance with safety procedures and a deficient assessment by the intervening crews.

Following this tragic event, Ternium retained Dupont, a renowned authority in industrial safety, to conduct an independent investigation and evaluate opportunity areas in Ternium’s safety systems. Based on this evaluation, we are currently in the process of developing elements to reinforce our management systems with a focus on process safety and mechanical integrity, and are concurrently developing the corresponding training programs for their full implementation.

New environmental and safety investment plan at Ternium’s Guerrero unit

On August 30, 2013, Ternium launched a thorough investment plan encompassing industrial safety, environmental sustainability, maintenance and facility overhaul at its Guerrero unit.

Investments in the different areas are designed to enhance safety and environmental measures in order to bring the Guerrero plant up to meet the most stringent norms and standards in the world. The industrial safety measures contained in this plan include expanding monitoring systems, installing additional detectors inside each industrial space, reinforcing venting systems and outlining new signage and evacuation routes. Additional modifications will be introduced in the mill’s internal organization, in the scrap and slag plots and mineral and transfer yards.

Investments on environmental renovation and sustainability will be focused on enhancing controls over steel shop emissions and on the construction of a new acid regenerating facility. Ternium also launched a training plan for its employees aimed at reinforcing their knowledge on risk analysis, risk revision on complete processes, emergency and rescue situations as well as internal mobility and transit circuits.

Ternium’s safety indicators in 2013

Average injury rates at Ternium’s facilities improved after the renewal of our health and safety programs in 2010; however, our injury rates in 2013 were adversely affected by the tragic accident at the Guerrero unit. Our average injuries frequency rate14 (IFR) and lost-time injuries frequency rate15 (LTIFR) were 3.3 and 1.1, respectively, in 2013. These measurements cover all of Ternium’s facilities other than Ferrasa in Colombia (excluded only for comparability purposes), and include both our personnel and the personnel of third-party contractors operating in our facilities.  Ternium’s health and safety policies began to be implemented in Ferrasa soon after its acquisition in August 2010, with consistent improvements in its safety ratios since then.

*   Does not include Ferrasa

Emissions Control

During 2013, we continued investing in the expansion of by-product processing capacity in our coking batteries in Argentina. In addition, we commissioned in Colombia a new secondary de-dusting system and finished the revamping of a primary de-dusting system at the Ferrasa steel shop, which resulted in improved emission standards. These activities are part of an ongoing program that monitors and reviews our facilities, aimed at maximizing the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and wastewater.

Greenhouse Gas Emissions

The accompanying chart shows Ternium’s estimated emission of carbon dioxide (CO2) per ton of liquid steel produced, as reported to worldsteel. We support the steel industry’s ongoing efforts to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the lifecycle of steel products. According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 6-7% of total world GHG emissions.

14 Injuries frequency rate refers to total quantity of injuries per million of hours worked.

15 Lost time injuries frequency rate refers to quantity of day-loss injuries per million of hours worked.

Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.

Corporate Governance

The Company

The Company is a public limited liability company (société anonyme) organized under the laws of the Grand-Duchy of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B98 668 in Luxembourg’s Registre du Commerce et des Sociétés.

Shares; Shareholders’ Meetings

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. The general extraordinary meeting of shareholders held on June 2, 2010, renewed the validity of the Company’s authorized share capital until July 15, 2015. As of December 31, 2013, there were 2,004,743,442 shares issued and outstanding.

The Company’s articles of association authorize the board of directors or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors or its delegates may determine. The extraordinary general meeting of shareholders held on June 2, 2010 renewed this authorization through July 15, 2015.

Under Luxembourg law, the Company’s existing shareholders have a pre-emptive right to subscribe for any new shares issued for cash. The Company’s shareholders have authorized the board of directors to waive, suppress or limit such pre-emptive subscription rights and related procedures to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. However, our articles of association provide that, if and from the date the Company’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then-existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

▪	any issuance of shares for, within, in conjunction with or related to, an initial public offering of the Company’s shares on one or more regulated markets (in one or more instances);
▪	any issuance of shares against a contribution other than in cash;

▪

any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares for cash; and

▪

 any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association), including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive of any such persons.

Our articles of association provide that our annual ordinary general shareholders’ meetings must take place in Luxembourg on the first Wednesday of every May at 2:30 p.m., Luxembourg time. At these meetings, our annual financial statements are approved and the members of our board of directors are elected. No attendance quorum is required at annual ordinary general shareholders’ meetings and resolutions are adopted by a simple majority vote of the shares represented at the meeting. There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.

On May 2, 2013, the annual general meeting of shareholders of Ternium S.A. authorized the board of directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company. Following the adjournment of such annual general meeting, the board of directors resolved to delegate such management and representation authority to Mr. Novegil and to reappoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

American Depositary Shares (ADSs)

Each ADS represents ten shares.  Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs. Holders of ADSs maintaining non-certificated positions must follow instructions given by their broker or custodian bank.

Share and ADS Repurchases

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended. The ordinary general shareholders’ meeting held on June 2, 2010 authorized the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by American Depositary Shares, or ADSs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions, the maximum number of shares, including shares represented by ADSs, acquired pursuant to the authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the shares or ADSs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that the purchase price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in the ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are purchased. In the case of purchases of shares other than in the form of ADSs, the maximum and minimum per share purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase.

As of the date of this report, Ternium held 41,666,666 of its own shares.  Those shares were purchased from Usiminas on February 15, 2011, concurrently with the closing of an underwritten public offering by Usiminas of Ternium ADSs.

Board of Directors

The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposition that are within its corporate purpose and are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2013, the Company’s board of directors met six times. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote. The Company’s current board of directors is composed of nine directors, three of whom are independent directors.

Audit Committee

The board of directors has an audit committee consisting of three independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. Under the Company’s articles of association and the audit committee charter, the audit committee:

▪

assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting;

▪	is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of the Company’s independent auditors;
▪

reviews material transactions between the Company or its subsidiaries with related parties (other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of the Company) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

▪

performs such other duties imposed by applicable laws and regulations of the regulated market or markets in which the shares of the Company are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as the Company’s management and employees and, subject to applicable laws, its subsidiaries.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders’ meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders’ meeting at any time, with or without cause. As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers, Société coopérative (formerly PricewaterhouseCoopers S.à r.l.), Cabinet de révision agréé, was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2013, at the ordinary general shareholders’ meeting held on May 2, 2013.

Board of Directors and Senior Management

Board of Directors

Chairman

Paolo Rocca

Ubaldo Aguirre (*)

Roberto Bonatti

Carlos Condorelli

Pedro Pablo Kuczynski (*)

Adrián Lajous (*)

Bruno Marchettini

Daniel Novegil

Gianfelice Rocca

Secretary

Arturo Sporleder

(*) Audit Committee Members

Senior Management

Chief Executive Officer

Daniel Novegil

Chief Financial Officer

Pablo Brizzio

Mexico Area Manager

Máximo Vedoya

Siderar Executive Vice President

Martín Berardi

International Area Manager

Héctor Obeso Zunzunegui

Planning and Operations General Director

Oscar Montero

Engineering and Environment Director

Luis Andreozzi

Human Resources Director

Rodrigo Piña

Chief Information Officer

Roberto Demidchuck

Quality and Product Director

Rubén Herrera

Investor Information

Investor Relations Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
U.S. toll free: 866 890 0443

Luxembourg Office
29 Avenue de la Porte-Neuve
L2227 - Luxembourg
Luxembourg
Phone: +352 2668 3153
Fax: +352 2659 8349

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	BNY Mellon
CUSIP Number: 880890108	Depositary Receipts
P.O. Box 43006
Providence, RI 02940-3006

Toll free number for US calls: +1 888 BNY ADRS
International calls: +1 201 680 6825
shrrelations@bnymellon.com
www.bnymellon.com/shareowner

Internet
www.ternium.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (including the notes thereto), which are included elsewhere in this annual report.

The financial and operational information contained in this annual report is based on the operational data and consolidated financial statements of the Company, which were prepared in accordance with IFRS and IFRIC interpretations as issued by IASB and adopted by the EU, and presented in U.S. dollars ($) and metric tons.

Overview

Apparent steel use in Mexico decreased 9.0% year-over-year to approximately 18.6 million tons in 2013, mainly as a consequence of a struggling construction sector. Mexico’s GDP increased 1.1% year-over-year, evidencing a slowdown in economic activity versus the prior year. In Argentina, apparent steel use increased 2.8% year-over-year to approximately 5.1 million tons, following an activity recovery in the construction, agricultural and automotive sectors.  In Colombia, apparent steel use increased 1.1% year-over-year to approximately 3.5 million tons in 2013. GDP continued expanding at a solid pace, with positive performance at each of the different steel consuming sectors.

Ternium’s operating income in 2013 was $1.1 billion, 21% higher than in 2012 mainly due to higher operating margin and a 220,000 ton increase in steel shipments, as well as higher iron ore shipments to third parties as a result of the proportional consolidation in 2013 of Peña Colorada’s mining operations.  Operating margin in 2013 increased principally due to a lower operating cost per ton16, which resulted mainly from a lower cost of purchased slabs and raw materials, partially offset by lower steel revenue per ton in Mexico and Other Markets.

Ternium’s net income in 2013 was $592.9 million, $402.0 million higher than net income in 2012, mainly due to a $328.6 million better result related to the investment in Usiminas, which in 2012 included a $275.3 million impairment charge, and a $188.8 million higher operating income, partially offset by higher net financial and income tax expenses.

Net Sales

Net sales in 2013 were $8.5 billion, 1% lower than net sales in 2012, mainly as a result of lower steel products sales in Mexico and Other Markets, partially offset by higher steel products sales in the Southern Region and higher iron ore sales to third parties. For a discussion on the drivers of the increase or decrease of sales in each region, see “Business Review.”

16 Operating cost per ton is equal to cost of sales plus selling, general and administrative expenses, divided by steel shipments.

The following table shows Ternium’s total consolidated net sales for 2013 and 2012:

$ million	2013	2012	Dif.
Mexico	4,230.1	4,457.3	-5%
Southern Region	2,944.7	2,737.4	8%
Other Markets	1,251.2	1,377.2	-9%
Total steel products net sales	8,426.0	8,572.0	-2%
Other products[17]	33.9	29.2	16%
Total steel segment net sales	8,459.9	8,601.1	-2%

Total mining segment net sales	386.5	190.7	103%
Intersegment eliminations	(316.4)	(183.8)	72%
Total net sales	8,530.0	8,608.1	-1%

Cost of sales

Cost of sales was $6.6 billion in 2013, a decrease of $266.1 million compared to 2012.  This was principally due to a $371.4 million, or 7%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material and purchased slabs costs, partially offset by a 3% increase in steel shipment volumes and higher energy costs; and a $105.3 million increase in other costs, including a $56.1 million increase in labor cost and a $52.7 million increase in maintenance expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses in 2013 were $843.3 million, or 9.9% of net sales, an increase of $34.1 million compared to 2012, mainly including higher taxes and contributions (other than income tax), labor expenses and freight and transportation expenses, partially offset by lower services and fees expenses.

Operating income

Operating income in 2013 was $1.1 billion, or 13.0% of net sales, compared to operating income of $920.6 million, or 10.7% of net sales, in 2012.  The following table shows Ternium’s operating income by segment for 2013 and 2012:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	2013	2012[2]	2013	2012[2]	2013	2012[2]	2013	2012[2]
Net Sales	8,459.9	8,601.1	386.5	190.7	(316.4)	(183.8)	8,530.0	8,608.1
Cost of sales	(6,645.2)	(6,909.5)	(268.3)	(132.8)	313.2	175.9	(6,600.3)	(6,866.4)
SG&A expenses	(820.3)	(804.7)	(23.0)	(4.5)	-	-	(843.3)	(809.2)
Other operating income, net	23.1	(12.3)	(0.1)	0.4	-	-	23.0	(11.9)
Operating income (expense)	1,017.5	874.6	95.1	53.8	(3.2)	(7.9)	1,109.4	920.6

EBITDA	1,361.9	1,229.9	127.8	69.4	(3.2)	(7.9)	1,486.6	1,291.5

Steel reporting segment

The steel segment’s operating income was $1.0 billion in 2013, an increase of $142.8 million compared to 2012, reflecting lower operating cost partially offset by lower net sales.

Net sales of steel products in 2013 decreased 2% compared to 2012, reflecting a $40 decrease in revenue per ton, mainly due to lower steel prices in Mexico and Other Markets. Shipments increased 220,000 tons compared to 2012, or 3%, mainly due to higher sales volume in the Southern Region and Mexico.

17 The item “Other products” primarily includes pig iron and pre-engineered metal buildings.

	Net Sales ($ million)			Shipments (thousand tons)			Revenue / ton ($/ton)
	2013	2012	Dif.	2013	2012	Dif.	2013	2012	Dif.
Mexico	4,230.1	4,457.3	-5%	4,984.9	4,952.4	1%	849	900	-6%
Southern Region	2,944.7	2,737.4	8%	2,633.1	2,444.5	8%	1,118	1,120	0%
Other Markets	1,251.2	1,377.2	-9%	1,370.3	1,371.2	0%	913	1,004	-9%

Total steel products	8,426.0	8,572.0	-2%	8,988.4	8,768.2	3%	937	978	-4%
Other products[17]	33.9	29.2	16%

Total steel segment	8,459.9	8,601.1	-2%

Operating cost decreased 3%, due to a 6% decrease in operating cost per ton, partially offset by a 3% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material and purchased slabs costs, partially offset by higher energy costs, maintenance expenses and labor cost.

Mining reporting segment

Net sales of mining products in 2013 were 103% higher than in 2012. Shipments were 4.2 million tons, 128% higher than in 2012, and revenue per ton was $91, 11% lower than in 2012. The year-over-year differences were mainly due to the change in accounting treatment of Peña Colorada, which began to be proportionally consolidated effective January 1, 2013.

	Mining segment
	2013	2012	Dif.
Net Sales ($ million)	386.5	190.7	103%
Shipments (thousand tons)	4,243.0	1,862.6	128%
Revenue per ton ($/ton)	91	102	-11%

The mining segment’s operating income was $95.1 million in 2013, an increase of $41.3 million compared to 2012 mainly reflecting the proportional consolidation of Peña Colorada’s mining operations in 2013.

EBITDA3

EBITDA in 2013 was $1.5 billion, or 17.4% of net sales, compared with $1.3 billion, or 15.0% of net sales, in 2012.

Net financial results

Net financial results were a $135.5 million loss in 2013, compared with a $121.6 million loss in 2012.  During 2013, Ternium’s net interest results totaled a loss of $106.3 million, $18.9 million lower than in 2012, reflecting lower indebtedness and weighted average interest rates.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a loss of $31.6 million in 2013, compared to a loss of $346.8 million in 2012, which included a write-down of Ternium’s investment in Usiminas of $275.3 million.

Income tax expense

Income tax expense in 2013 was $349.4 million, or 37% of income before income tax, compared with an income tax expense of $261.2 million in 2012, or 58% of income before income tax. Income tax expense in 2013 included a deferred income tax charge of $24.0 million related to the introduction of a new withholding tax on dividend distributions in Argentina and other charges mostly related to the effects of the 2014 Mexican tax reform package.  The effective tax rate for 2012 was impacted by losses stemming from the investment in Usiminas (including the above mentioned write-down) that were recorded in 2012 and reduced Ternium’s taxable income in that year.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in 2013 was $137.5 million, compared to $48.9 million in 2012, mainly due to a higher result attributable to non-controlling interest in Siderar.

Liquidity and capital resources

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions. We hold money market investments, time deposits and variable-rate or fixed-rate securities from investment grade issuers. During 2013 we decreased our financial indebtedness, from $2.4 billion at the end of 2012 to $2.0 billion at the end of 2013.

Management believes that funds from operations will be sufficient to satisfy our current working capital needs and service our debt in the foreseeable future. Ternium has not negotiated additional committed credit facilities. However, Ternium has negotiated non-committed credit facilities and management believes it has adequate access to the credit markets. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents, excluding funds placed in trust, for each of the periods indicated below:

In $ thousands	For the year ended December 31,

	2013	2012

Net cash provided by operating activities	1,092,174	1,055,092
Net cash used in investing activities	(883,708)	(2,994,747)
Net cash (used in) provided by financing activities	(465,147)	348,200

(Decrease) in cash and cash equivalents	(256,681)	(1,591,454)
Effect of exchange rate changes	(8,635)	(6,283)
Initial cash of Peña Colorada and Exiros[1]	12,227	-
Cash and cash equivalents at the beginning of the year	560,307	2,158,044

Cash and cash equivalents at the end of the year	307,218	560,307

During 2013, Ternium’s primary source of funding was cash provided by operating activities and cash on hand. Cash and cash equivalents as of December 31, 2013 were $307.2 million, a $253.1 million decrease from $560.3 million at the end of the previous year. The decrease is mainly attributable to net cash used in investing activities of $883.7 million and net cash used in financing activities of $465.1 million, partially offset by net cash provided by operating activities of $1.1 billion.

In addition to cash and cash equivalents, as of December 31, 2013, we held other investments with maturity of more than three months for a total amount of $169.5 million, increasing $1.8 million compared to December 31, 2012.

Operating activities

Net cash provided by operating activities was $1.1 billion in 2013 similar to that of 2012, including a decrease in working capital of $114.6 million in 2013 and of $23.5 million in 2012.

The decrease in working capital during 2013 was the result of an aggregate $137.1 million decrease in trade and other receivables and an aggregate $93.3 million increase in accounts payable and other liabilities, partially offset by a $115.8 million increase in inventories, as shown in the following table:

	Change in inventory Dec’13 / Dec’12 ($ million)

	Price	Volume	Total

Finished goods	(3.6)	(48.9)	(52.5)
Goods in process	21.8	64.3	86.0
Raw materials, supplies and allowances	107.1	(24.7)	82.3

Total	125.2	(9.4)	115.8

Investing activities

Net cash used in investing activities in 2013 was $883.7 million, compared to net cash used in investing activities of $3.0 billion in 2012. This change was primarily attributable to the following:

•  a decrease in net cash used in acquisitions of businesses of $2.2 billion (net cash in 2012 had been impacted significantly by the acquisition of an equity participation in Usiminas); and

•  a decrease of $139.3 million in capital expenditures (from $1.0 billion in 2012 to $883.3 million in 2013); partially offset by

•  a decrease of $136.7 million in the proceeds from the Sidor financial asset arising from the nationalization of that company, as the payments received in 2012 cancelled the outstanding amount; and

•  an increase in other investments of $1.8 million, consisting mainly of financial investments with maturity of more than three months, compared to a decrease in other investments of $127.9 million in 2012, for a net year-over-year change of $129.7 million.

Financing activities

Net cash used in financing activities was $465.1 million in 2013, compared to net cash provided by financing activities of $348.2 million in 2012. This change was primarily attributable to the following:

•  a net repayment of borrowings of $270.8 million in 2013, compared to net proceeds from borrowings of $469.7 million in 2012, for a net year-over-year change of $740.5 million; and

•  an increase of $50.8 million in dividends paid in cash by subsidiary companies (from $15.9 million in 2012 to $66.7 million in 2013).

Principal sources of funding

Funding policy

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. While Ternium currently does not have committed credit facilities available for borrowing, management believes that it could have access to external borrowing in case of any shortfalls or specific needs. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For further information on our financial risk management please see note 32 to our consolidated financial statements, included in this annual report.

Financial liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdraft transactions. As of December 31, 2013, these facilities were mainly denominated in U.S. dollars (77.0% of total financial liabilities), Argentine pesos (15.7% of total financial liabilities) and Colombian pesos (6.2% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) decreased by $421.5 million in the year, from $2.4 billion as of December 31, 2012, to $2.0 billion as of December 31, 2013, mainly due to the repayment of principal and interest on borrowings related to prior acquisitions and the decrease in short term borrowings, partially offset by the proceeds from Ternium México’s new $800.0 million syndicated loan.  As of December 2013, current borrowings were 39.8% of total borrowings, none of which corresponded to borrowings with related parties.

Ternium’s nominal weighted average interest rate for 2013, which also includes the effect of derivative financial instruments, was 4.89%. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2013.

Most significant borrowings

Our most significant borrowings as of December 31, 2013, were those incurred under two Ternium México’s syndicated loan facilities (a 2013 loan intended to improve the company debt profile and a 2007 loan related to the Grupo Imsa transaction in July 2007) and under Tenigal’s syndicated loan facility, in order to finance the construction of its recently inaugurated hot-dipped galvanizing mill in Pesquería, Mexico.

$ Million

Date	Borrower	Type	Original principal	Outstanding principal amount as of	Maturity
			amount	December 31, 2013
July 2007	Ternium México	Syndicated loan	3,485.0	301.5[18]	July 2014
November 2013	Ternium México	Syndicated loan	800.0	800.0	November 2018
2012/2013	Tenigal	Syndicated loan	200.0	200.0	July 2022

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale or other dispositions of certain material assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2013, we were in compliance with all covenants under our loan agreements. For further information on our derivative financial instruments and borrowings please see notes 23 and 24 to our consolidated financial statements included in this annual report.

18 On February 1, 2008, we completed the sale of our interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of $727 million. On February 28, 2008, we applied $700.0 million of the proceeds of such sale to partially prepay loans under the syndicated loan agreement. On April 6, 2011, Ternium México refinanced $800 million of the final installment, extending its maturity from July 2012 to July 2014.  Of the refinanced amount, during 2013 Ternium México paid two semi-annual installments and prepaid $100.0 million.

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2013 and 2012 and

for the years ended on December 31, 2013, 2012 and 2011

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

We have audited the accompanying consolidated statements of financial position of Ternium S.A. and its subsidiaries as of 31 December 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at 31 December 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

PricewaterhouseCoopers, Société coopérative                                                 Luxembourg, 19 February 2014

Represented by

Mervyn R. Martins

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2013	2012	2011

Net sales	5	8,530,012	8,608,054	9,122,832
Cost of sales	6	(6,600,292)	(6,866,379)	(7,016,322)

Gross profit		1,929,720	1,741,675	2,106,510

Selling, general and administrative expenses	7	(843,311)	(809,181)	(839,362)
Other operating income (expenses), net	9	23,014	(11,881)	(11,495)

Operating income		1,109,423	920,613	1,255,653

Interest expense		(120,254)	(144,439)	(100,712)
Interest income		13,947	19,226	39,981
Other financial (expenses) income, net	10	(29,168)	3,581	(239,691)

Equity in (losses) earnings of non-consolidated companies	3 & 14	(31,609)	(346,833)	10,137

Income before income tax expense		942,339	452,148	965,368

Income tax expense	11	(349,426)	(261,227)	(312,555)

Profit for the year		592,913	190,921	652,813

Attributable to:
Equity holders of the Company		455,425	142,043	517,668
Non-controlling interest		137,488	48,878	135,145

Profit for the year		592,913	190,921	652,813

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,968,327,917

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.23	0.07	0.26

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2013	2012 (adjusted)	2011 (adjusted)

Profit for the year	592,913	190,921	652,813

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(301,943)	(149,550)	(414,225)
Currency translation adjustment from participation in non-consolidated companies	(201,362)	(275,897)	(11,403)
Changes in the fair value of derivatives classified as cash flow hedges	1,805	17,556	14,134
Income tax relating to cash flow hedges	(541)	(2,808)	(6,701)
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	6,869	1,437	-
Others from participation in non-consolidated companies	6,113	(1,961)	-

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(5,490)	(11,852)	(8,230)

Other comprehensive loss for the year, net of tax	(494,549)	(423,075)	(426,425)

Total comprehensive income for the year	98,364	(232,154)	226,388

Attributable to:
Equity holders of the Company	98,856	(195,081)	175,480
Non-controlling interest	(492)	(37,073)	50,908

Total comprehensive income for the year	98,364	(232,154)	226,388

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (All amounts in USD thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2013		December 31, 2012

ASSETS

Non-current assets
Property, plant and equipment, net	12	4,708,895		4,438,117
Intangible assets, net	13	961,504		965,206
Investments in non-consolidated companies	14	1,375,165		1,710,722
Other investments	15	-		6,950
Derivative financial instruments	23	1,535		-
Deferred tax assets	21	24,902		12,541
Receivables, net	16	79,407		72,806
Trade receivables, net	17	1,754	7,153,162	5,029	7,211,371

Current assets
Receivables	16	112,388		187,212
Derivative financial instruments	23	-		64
Inventories, net	18	1,941,130		2,000,137
Trade receivables, net	17	671,453		735,140
Other investments	19	169,503		160,750
Cash and cash equivalents	19	307,218	3,201,692	560,307	3,643,610

Non-current assets classified as held for sale			17,770		12,018

			3,219,462		3,655,628

Total Assets			10,372,624		10,866,999

EQUITY
Capital and reserves attributable to the company’s equity holders			5,340,035		5,369,183

Non-controlling interest			998,009		1,065,730

Total Equity			6,338,044		6,434,913

LIABILITIES

Non-current liabilities
Provisions	20	13,984		17,499
Deferred tax liabilities	21	605,883		657,211
Other liabilities	22	345,431		310,569
Trade payables		15,243		18,337
Derivative financial instruments	23	-		271
Borrowings	24	1,204,880	2,185,421	1,302,753	2,306,640

Current liabilities
Current income tax liabilities		92,009		86,741
Other liabilities	22	203,326		154,870
Trade payables		755,880		762,225
Borrowings	24	797,944	1,849,159	1,121,610	2,125,446

Total Liabilities			4,034,580		4,432,086

Total Equity and Liabilities			10,372,624		10,866,999

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2013 (adjusted)	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913
Profit for the year							455,425	455,425	137,488	592,913
Other comprehensive income (loss) for the year
Currency translation adjustment						(363,748)		(363,748)	(139,557)	(503,305)
Actuarial loss on post employment benefit obligations				(5,126)				(5,126)	(364)	(5,490)
Cash flow hedges, net of tax				6,813				6,813	1,317	8,130
Others				5,492				5,492	624	6,116

Total comprehensive income for the year	-	-	-	7,179	-	(363,748)	455,425	98,856	(492)	98,364

Acquisition of non-controlling interest (5)				(404)				(404)	(525)	(929)
Dividends paid in cash (6)							(127,600)	(127,600)		(127,600)
Dividends paid in cash by subsidiary companies								-	(66,704)	(66,704)

Balance at December 31, 2013	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Corresponds to the acquisition of the non-controlling interest held by Siderúrgica de Caldas S.A.S., a subsidiary of Ternium S.A., in Procesadora de Materiales Industriales S.A. in April 2013.

(6) Represents USD 0.065 per share (USD 0.65 per ADS).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2012 (adjusted)	2,004,743	(150,000)	(23,295)	1,489,794	(2,324,866)	(859,283)	5,574,402	5,711,495	1,077,055	6,788,550
Profit for the year							142,043	142,043	48,878	190,921
Other comprehensive income (loss) for the year
Currency translation adjustment						(340,531)		(340,531)	(84,916)	(425,447)
Actuarial loss on post employment benefit obligations				(9,632)				(9,632)	(2,220)	(11,852)
Cash flow hedges, net of tax				14,800				14,800	1,385	16,185
Others				(1,761)				(1,761)	(200)	(1,961)

Total comprehensive income for the year	-	-	-	3,407	-	(340,531)	142,043	(195,081)	(37,073)	(232,154)

Dividends paid in cash (5)							(147,231)	(147,231)		(147,231)
Dividends paid in cash by subsidiary companies								-	(15,902)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								-	41,650	41,650

Balance at December 31, 2012 (adjusted)	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.2 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.075 per share (USD 0.75 per ADS).

(6) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares (3)	Initial public offering expenses	Reserves (4)	Capital stock issue discount (5)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2011	2,004,743	-	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

Adjustments (6)				(45,666)		-	(1,828)	(47,494)	(7,835)	(55,329)

Balance at January 1, 2011 (adjusted)	2,004,743	-	(23,295)	1,589,460	(2,324,866)	(517,432)	5,104,636	5,833,246	1,127,526	6,960,772
Profit for the year							517,668	517,668	135,145	652,813
Other comprehensive income (loss) for the year
Currency translation adjustment						(341,851)		(341,851)	(83,777)	(425,628)
Actuarial loss on post employment benefit obligations				(6,580)				(6,580)	(1,650)	(8,230)
Cash flow hedges, net of tax				6,243				6,243	1,190	7,433

Total comprehensive income for the year	-	-	-	(337)	-	(341,851)	517,668	175,480	50,908	226,388

Dividends paid in cash (7)				(99,329)			(47,902)	(147,231)		(147,231)
Dividends paid in cash by subsidiary companies								-	(140,579)	(140,579)
Repurchase of own shares to Usiminas (3)		(150,000)						(150,000)		(150,000)
Contributions from non-controlling shareholders in consolidated subsidiaries (8)								-	39,200	39,200

Balance at December 31, 2011 (adjusted)	2,004,743	(150,000)	(23,295)	1,489,794	(2,324,866)	(859,283)	5,574,402	5,711,495	1,077,055	6,788,550

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) See note 29.

(4) Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (14.9) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(5) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(6) See note 4 (n).

(7)Represents USD 0.075 USD per share (USD 0.75 per ADS).

(8) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2013	2012	2011

Cash flows from operating activities
Profit for the year		592,913	190,921	652,813
Adjustments for:
Depreciation and amortization	12 & 13	377,133	370,855	395,988
Income tax accruals less payments	30 (b)	(24,177)	41,030	(259,364)
Equity in losses (earnings) of non-consolidated companies	3 & 14	31,609	346,833	(10,137)
Interest accruals less payments	30 (b)	(16,869)	816	43,047
Changes in provisions	20	7,330	5,754	29,932
Changes in working capital	30 (b)	114,611	23,533	(399,292)
Net foreign exchange results and others		9,624	75,350	169,383

Net cash provided by operating activities		1,092,174	1,055,092	622,370

Cash flows from investing activities
Capital expenditures	12 & 13	(883,317)	(1,022,592)	(577,001)
Acquisition of business/stake - Purchase consideration	3	-	(2,243,610)	-
(Increase) Decrease in other investments	15 & 19	(1,802)	127,875	588,212
Proceeds from the sale of property, plant and equipment		2,133	2,143	1,696
Proceeds from Sidor financial asset		-	136,719	133,084
Dividends received from non-consolidated companies	14	207	4,718	-
Acquisition of non-controlling interest		(929)	-	-

Net cash (used in) provided by investing activities		(883,708)	(2,994,747)	145,991

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(127,600)	(147,231)	(147,231)
Dividends paid in cash by subsidiary companies		(66,704)	(15,902)	(140,579)
Contributions from non-controlling shareholders in consolidated subsidiaries		-	41,650	39,200
Repurchase of treasury shares	29	-	-	(150,000)
Proceeds from borrowings		1,863,868	1,284,659	666,180
Repayments of borrowings		(2,134,711)	(814,976)	(632,140)

Net cash (used in) provided by financing activities		(465,147)	348,200	(364,570)

(Decrease) Increase in cash and cash equivalents		(256,681)	(1,591,454)	403,791

Movement in cash and cash equivalents
At January 1,		560,307	2,158,044	1,779,295
Effect of exchange rate changes		(8,635)	(6,283)	(25,043)
Initial cash of Peña Colorada and Exiros	14	12,227	-	-
(Decrease) Increase in cash and cash equivalents		(256,681)	(1,591,454)	403,791

Cash and cash equivalents at December 31, (1)		307,218	560,307	2,158,043

(1)   It includes restricted cash of USD 869, USD 941 and USD 248 as of December 31, 2013, 2012 and 2011, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 169,503, USD 160,750 and USD 281,676 as of December 31, 2013, 2012 and 2011, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 (All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Page
1	General information	10
2	Basis of presentation	11
3	Acquisition of business – Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS	14
4	Accounting policies	16
5	Segment information	37
6	Cost of sales	40
7	Selling, general and administrative expenses	41
8	Labor costs (included in cost of sales and selling, general and administrative expenses)	41
9	Other operating income (expenses), net	41
10	Other financial income (expenses), net	42
11	Income tax expense	42
12	Property, plant and equipment, net	43
13	Intangible assets, net	44
14	Investments in non-consolidated companies	45
15	Other investments, net – non current	47
16	Receivables, net - non-current and current	47
17	Trade receivables, net – non-current and current	48
18	Inventories, net	48
19	Cash, cash equivalents and other investments	48
20	Allowances and provisions – non-current and current	49
21	Deferred income tax	50
22	Other liabilities – non-current and current	51
23	Derivative financial instruments	53
24	Borrowings	55
25	Contingencies, commitments and restrictions on the distribution of profits	57
26	Earnings per share	60
27	Related party transactions	60
28	Investments in Mexico	62
29	Repurchase of shares from Usiminas concurrently with secondary public offering	63
30	Other required disclosures	63
31	Recently issued accounting pronouncements	64
32	Financial risk management	64

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

Notes to the Consolidated Financial Statements

1.      GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of December 31, 2013, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.  On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

1.      GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2013 and 2012, this special tax reserve amounted to USD 7.5 billion and USD 7.6 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.      BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2014), as issued by the International Accounting Standards Board, and adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 19, 2014.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

2.      BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2013	2012	2011

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Brasil S.A. (2)	Brazil	Holding	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (3)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Consorcio Siderurgia Amazonia S.L. (4)	Spain	Holding	94.38%	94.38%	94.38%
Secor - Servicios Corporativos S.A. (5)	Venezuela	Holding	-	94.53%	94.38%
Ternium Internacional España S.L.U. (2)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (6)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (7)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.C.A. (7)	Uruguay	Holding	60.94%	60.94%	60.94%
Inversiones Basilea S.A. (8)	Chile	Purchase and sale of real estate and other	-	-	60.94%
Ternium Mexico S.A. de C.V. (9)	Mexico	Holding	88.72%	88.72%	88.72%
Hylsa S.A. de C.V. (19)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Las Encinas S.A. de C.V. (10)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (10)	Mexico	Scrap services company	88.72%	88.72%	88.72%
Ferropak Servicios S.A. de C.V. (10)	Mexico	Services	88.72%	88.72%	88.72%
Galvacer America Inc (10)	USA	Distributing company	88.72%	88.72%	88.72%
Galvamet America Corp (10)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (10)	USA	Scrap services company	88.72%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (10)	Mexico	Services	88.72%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (11)	Mexico	Financial Services	88.72%	88.72%	88.72%
Ecore Holding S. de R.L. de C.V. (10)	Mexico	Holding	88.72%	88.72%	88.72%
Neotec L.L.C. (10)	USA	Holding	88.72%	88.72%	88.72%
Treasury Services S.A. de C.V. (10)	Mexico	Financial Services	88.72%	88.72%	88.72%
APM, S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Acedor, S.A. de C.V. (10)	Mexico	Holding	88.72%	88.72%	88.72%
Acerus S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Imsa Monclova S.A. de C.V. (12)	Mexico	Services	-	88.72%	88.72%
Ternium Internacional Guatemala S.A. (13)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Corporativo Grupo Imsa S.A. de C.V. (10)	Mexico	Services	88.72%	88.72%	88.72%
Ternium USA Inc. (14)	USA	Manufacturing and selling of steel products	100.00%	88.72%	88.72%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (15)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	-	-

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

2.      BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2013	2012	2011

Peña Colorada Servicios S.A. de C.V. (15)	Mexico	Services	44.36%	-	-
Servicios Integrales Nova de Monterrey S.A. de C.V. (16)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	99.91%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ferrasa S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Perfilamos del Cauca S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Figuraciones S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Siderúrgica de Caldas S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Procesadora de Materiales Industriales S.A. (17)	Colombia	Scrap services company	54.00%	32.40%	32.40%
Tenigal S. de R.L. de C.V. (18)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Investments Switzerland AG (2)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional S.A. (19)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (20)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (20)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (20)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A. (21)	Peru	Marketing of steel products	-	-	100.00%
Ternium Internacional de Colombia S.A.S. (20)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (19)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (19)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (22)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (19)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (19)	Netherlands	Financial Services	100.00%	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (24)	Argentina	Other services	100.00%	-	-

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

2.      BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2013	2012	2011

Ferrasa Panamá, S.A. (23)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Aceros Transformados de Panamá, S.A. (24)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Exiros B.V. (15)	Netherlands	Procurement and trading services	50.00%	-	-

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%. Incorporated in the first quarter of 2011.

(2) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(3) Indirectly through Ternium Brasil S.A. Total voting rights held: 100.00%.

(4) Since December 27, 2011, indirectly through Ternium Investments S.à.r.l. (85,62%) and Prosid Investments S.C.A. (8,76%). Total voting rights held: 100.00%. Before that, indirectly through Ylopa – Servicos de Consultadoría Lda.

(5) This company was dissolved as of January 8, 2013.

(6) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(7) Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(8) This company was dissolved as of November 14, 2012.

(9) Indirectly through Siderar S.A.I.C., Ternium Internacional S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.

(10) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.

(11) Indirectly through Ternium Mexico S.A. de C.V.  and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.

(12) Merged with Ternium Mexico S.A. de C.V. during the first quarter of 2013.

(13) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(14) Since first quarter 2013, indirectly through Ternium Investments S.à.r.l. (100,00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Mexico S.A. de C.V.

(15) Total voting rights held: 50.00%. See note 14.

(16) Indirectly through Ternium Mexico S.A. de C.V.  Total voting rights held: 74.50%.

(17) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 54.00%.

(18) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%.

(19) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(20) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(21) This company was dissolved as of February 18, 2012.

(22) Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%.

(23) Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%. Incorporated in the third quarter of 2013.

(24) Indirectly through Ternium Investments S.à.r.l. and Ternium Treasury Services S.A. Total voting rights held: 100.00%. Incorporated in the second quarter of 2013.

3.      ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Caixa dos Empregados da Usiminas (Usiminas employee pension fund, or CEU) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.66% of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

3.      ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods.

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 47.2%, Ternium/Tenaris Group 42.4%, and CEU 10.4%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Ternium holds 35.6% of Usiminas’ voting rights over the control group and 22.71% of Usiminas’ ordinary shares, and has a participation in Usiminas’ results of 11.32%.

During 2012 the Company completed its purchase price allocation procedures and determined a notional goodwill included within the investment balance of USD 583 million, according to the following calculation:

Opening net assets at January 16, 2012	9,690,397
Percentage of interest of the Company over opening assets (1)	11.62%

Interest of the Company over opening net assets	1,126,306

Net assets at fair value vs. book value	534,531
Goodwill	582,773

Total Purchase consideration	2,243,610
(1) This percentage of interest is calculated considering treasury shares.

The Company has performed an impairment test over its investment in Usiminas as of December 31, 2012, and subsequently wrote down the investment by USD 275 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations.

To determine the recoverable value, the Company used the value in use, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

3.      ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

Ternium Investments and Siderar financed their BRL 4.1 billion share (approximately USD 2.2 billion) of the Usiminas acquisition with cash on hand and, in the case of Ternium Investments, a USD 700 million term loan with a syndicate of banks led by Credit Agricole Corporate and Investment Bank as administrative agent  (the “Ternium facility”).

Ternium Investments’ loans under the Ternium Facility were to be repaid in nine consecutive and equal semi-annual installments commencing on January 2013. On November 8, 2013, Ternium Investments fully early repaid this syndicated loan agreement.

4.      ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2012.

The Company early-adopted the following standards, together with the consequential amendments to other IFRS, for the year ended December 31, 2012:

•    IFRS 10, “Consolidated financial statements”: IFRS 10 was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, “Consolidated and separate financial statements”, and SIC-12, “Consolidation – special purpose entities”.  Full retrospective application is required in accordance with the transition provisions of the standard, unless impracticable, in which case the Company applies it from the earliest practicable date.

•     IFRS 11, “Joint arrangements”: IFRS 11 was issued in May 2011 and replaces all the guidance on joint arrangements included in IAS 31, “Interests in joint ventures”.

•     IFRS 12, “Disclosure of interests in other entities”: IFRS 12 was issued in May 2011, and provides disclosure requirements on interests in subsidiaries, associates, joint arrangements, and unconsolidated structured entities.

•     IAS 27, “Separate financial statements”: IAS 27 was amended in May 2011 following the issuance of IFRS 10. The revised IAS 27 deals only with the accounting for subsidiaries, associates and joint arrangements in the separate financial statements of the parent company.

The Company has applied the following standards as of January 1, 2013:

•    IAS 19, “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. See information related to this standard in note 4 (n).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

•    Amendments to IAS 1, “Financial statement presentation”

In June 2011, the IASB issued IAS 1 (amended 2011), “Financial statement presentation”. The amendment requires entities to separate items presented in Other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. See impact of the application in the Consolidated Statements of Comprehensive Income.

•    IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. The standard explains how to measure fair value and aims to enhance fair value disclosures. See information related to this standard in note 32.2.

•     IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”

In October 2011, the IFRIC issued IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”. IFRIC addresses the recognition of production stripping costs as an asset and the measurement of the stripping activity asset. See information related to this standard in note 4 (t), which was already applied by the Company.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)     Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

Investments in non-consolidated companies are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

(b)     Foreign currency translation

(1)   Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional and presentation currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

Due to changes in the primary economic environment in which its Mexican subsidiaries operate and in accordance with International Financial Reporting Standards, the Company performed a functional currency review and concluded that the functional currency of its Mexican subsidiaries should change prospectively to the U.S. dollar, effective as of January 1, 2012. The main indicators of such change in economic environment are: an increase of revenues determined and denominated in U.S. dollars (which is expected to continue increasing); the elimination of Mexican import duties on steel products effective 2012; an increase in the weight of raw material costs with U.S. dollar-denominated prices; and a determination that capital expenditures in Mexico (which are made to increase supply capabilities in connection with growing automobile exports to the U.S. market) are mainly incurred in U.S. dollars.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)  assets and liabilities are translated at the closing rate of each statement of financial position;

(ii)  income and expenses for each income statement are translated at average exchange rates; and

(iii)  all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Ternium had no such assets or liabilities for any of the periods presented.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

(c)     Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•     Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•     Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2013 and 2012, there are no instruments classified under this category;

•     Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•    Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2013 and 2012, there are no instruments classified under this category;

•     Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 32 "Financial Risk management".

(d)     Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-20 years
Vehicles, furniture and fixtures and other equipment	5-10 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) "Impairment").

(e)     Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining concessions

Mining license was recognized as a separate intangible asset upon the acquisition of the investment in Mexico and comprises the right to exploit the mines and is recognized at its fair value at acquisition date less accumulated amortization.

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2013 and 2012, is approximately 9% per year.

(3) Exploration costs

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure and amortization starts. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3 (revised), goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

As of December 31, 2013, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2013, 2012 and 2011 totaled USD 7.6 million, USD 8.8 million and USD 8.8 million, respectively.

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 (revised) and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f)     Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium's weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2013 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 9.5%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Except for the impairment in connection with the investment in Usiminas in 2012, during the years 2013, 2012 and 2011, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). For the impairment in connection with the investment in Usiminas, see note 3.

(g)     Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

Income from financial instruments is recognized in Other financial income (expenses), net in the income statement. The fair value of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

(h)     Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs.  Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including stripping costs, depreciation of fixed assets related to the mining activity and amortization of mine exploration costs for those under-production mines.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (x) (4)).

(i)     Trade receivables and other receivables

Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The amount of the loss is recognized in the income statement.

(j)     Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

(k)   Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2013 and 2012 totals USD 17.8 million and USD 12.0 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)     Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized costs for issue of debt are amortized over the life of their respective debt.

(m)    Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

(n)     Employee liabilities

(1)    Post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Prior to January 1, 2013, the liability recognized in the statement of financial position in respect of defined benefit pension plans was the present value of the defined benefit obligation at year end, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation was calculated annually (at year end) by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions were charged or credited to income over the employees' expected average remaining working lives.

Past-service costs were recognized immediately in income, unless the changes to the pension plan were conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs were amortized on a straight-line basis over the vesting period.

The Company applied IAS 19 (amended 2011), “Employee benefits”, on January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows:

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

As required by IAS 19, comparative figures have been adjusted to reflect the retrospective application.

The main effect of these adjustments in the pension obligations and other post-employment obligations is as follows:

	Year ended
	December 31, 2012	December 31, 2011	December 31, 2010

Effect in Equity	(60,733)	(52,649)	(55,329)

Effect in Liabilities	60,733	52,649	55,329
Deferred income tax liability	(24,880)	(21,515)	(22,430)
Other liabilities	85,613	74,164	77,759

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provides a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

(2)    Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)   Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2013 and 2012, the outstanding liability corresponding to the Program amounts to USD 19.3 million and USD 15.2 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2013 and 2012, is USD 21.8 million and USD 16.6 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4)  Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o)     Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

(p)     Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(q)     Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectability is reasonably assured.

Interest income is recognized on an effective yield basis.

(r)     Borrowing Costs

The Company capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2013 and 2012, the capitalized borrowing costs amounted to USD 1.1 million and USD 0.3 million, respectively.

(s)     Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(t)     Removal of waste materials to access mineral deposits

Costs associated with the removal of overburden and other waste materials are usually known as stripping costs. Stripping costs can be incurred before the mining production commences (“developmental stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as tangible assets (work in progress). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(u)    Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 26).

(v)    Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2013, the effective portion of designated cash flow hedges amounts to USD 1.1 million (net of taxes) and is included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 31 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 32 "Financial risk management".

(w)    Segment information

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. In the comparative information as of December 31, 2012 and 2011, the 50% of the operations and results performed by Peña Colorada are only included under management view, see explanation included in note 14.

Ternium’s Chief Operating Decision Maker (the Chief Executive Officer, “CEO”) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies until December 31, 2012. Starting on January 1, 2013, these results are included considering 50% of the operations on a line by line basis, see note 14 for further detail. In the comparative information as of December 31, 2012 and 2011, the 50% of the operations and results performed by Peña Colorada are only included under management view.

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

(x)    Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)   Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2013 was 9.5% and no impairment charge resulted from the impairment test performed.

(2)   Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

(3)     Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 14.0 million and USD 17.5 million as of December 31, 2013 and 2012, respectively.

(4)   Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2013 and 2012, the Company recorded no allowance for net realizable value and USD 47.8 million and USD 66.1 million, respectively, as allowance for obsolescence.

(5)     Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

4.      ACCOUNTING POLICIES (continued)

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

•    whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

•    whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

•    whether the carrying amount of the net assets of the entity is more than its market capitalization;

•    whether evidence is available of obsolescence or physical damage of an asset.

•    whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

•    whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

None of the Company's CGUs were tested for impairment, other than for the investment in Usiminas and goodwill test (see note 4 (x) (1)), in 2013 and 2012, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible. For the impairment in connection with the investment in Usiminas in 2012, see note 3.

(6)     Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party´s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2013 and 2012, allowance for doubtful accounts totals USD 12.8 million and USD 15.3 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

5.      SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. In the comparative information as of December 31, 2012 and 2011, the 50% of the operations and results performed by Peña Colorada are only included under management view, see explanation included in note 14.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies until December 31, 2012. Starting on January 1, 2013, these results are included considering 50% of the operations on a line by line basis, see note 14 for further detail. In the comparative information as of December 31, 2012 and 2011, the 50% of the operations and results performed by Peña Colorada are only included under management view.

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

5.      SEGMENT INFORMATION (continued)

	Year ended December 31, 2013
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	8,459,943	386,466	(316,397)	8,530,012
Cost of sales	(6,645,180)	(268,307)	313,195	(6,600,292)

Gross profit	1,814,763	118,159	(3,202)	1,929,720

Selling, general and administrative expenses	(820,338)	(22,973)	-	(843,311)
Other operating income, net	23,070	(56)	-	23,014

Operating income - IFRS	1,017,495	95,130	(3,202)	1,109,423

Management view

Net sales	8,459,943	505,603	(435,534)	8,530,012
Operating income	777,505	219,610	(3,202)	993,913
Reconciliation items:
Differences in Cost of sales				115,510

Operating income - IFRS				1,109,423

Financial income (expense), net				(135,475)
Equity in earnings of non-consolidated companies				(31,609)

Income before income tax expense - IFRS				942,339

Depreciation and amortization - IFRS	(344,413)	(32,718)	-	(377,131)

	Year ended December 31, 2012
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	8,601,134	190,698	(183,778)	8,608,054
Cost of sales	(6,909,538)	(132,766)	175,925	(6,866,379)

Gross profit	1,691,596	57,932	(7,853)	1,741,675

Selling, general and administrative expenses	(804,690)	(4,491)	-	(809,181)
Other operating income, net	(12,261)	380	-	(11,881)

Operating income - IFRS	874,645	53,821	(7,853)	920,613

Management view

Net sales	8,601,134	498,171	(491,251)	8,608,054
Operating income	803,487	265,802	(7,853)	1,061,436
Reconciliation items:
Differences in Cost of sales				(120,118)
Differences related to Peña Colorada (Line by line vs. Equity method)				(20,704)

Operating income - IFRS				920,613

Financial income (expense), net				(121,632)
Equity in earnings of non-consolidated companies				(346,833)

Income before income tax expense - IFRS				452,148

Depreciation and amortization - IFRS	(355,246)	(15,608)	-	(370,854)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

5.      SEGMENT INFORMATION (continued)

	Year ended December 31, 2011
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	9,058,948	213,231	(149,347)	9,122,832
Cost of sales	(6,996,857)	(164,340)	144,875	(7,016,322)

Gross profit	2,062,091	48,891	(4,472)	2,106,510

Selling, general and administrative expenses	(833,431)	(5,931)	-	(839,362)
Other operating income, net	(10,788)	(707)	-	(11,495)

Operating income - IFRS	1,217,872	42,253	(4,472)	1,255,653
Financial income (expense), net				(300,422)
Equity in earnings of non-consolidated companies				10,137

Income before income tax expense - IFRS				965,368

Depreciation and amortization - IFRS	(379,353)	(16,637)	-	(395,990)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2013
	Mexico	Southern region	Other markets	Total

Net sales	4,260,676	2,952,372	1,316,964	8,530,012

Non-current assets (1)	4,314,223	1,078,966	277,210	5,670,399

	Year ended December 31, 2012
	Mexico	Southern region	Other markets	Total

Net sales	4,475,139	2,746,585	1,386,330	8,608,054

Non-current assets (1)	3,902,868	1,220,886	279,570	5,403,324

	Year ended December 31, 2011
	Mexico	Southern region	Other markets	Total

Net sales	4,544,807	2,980,256	1,597,769	9,122,832

Non-current assets (1)	3,420,127	1,230,370	296,401	4,946,898

(1) Includes Property, plant and equipment and Intangible assets

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

5.      SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2013	2012	2011

Semi-finished (1)	202,826	192,335	168,911
Hot rolled (2)	3,416,674	3,617,300	3,798,573
Cold rolled	1,314,392	1,342,036	1,458,875
Coated (3)	2,906,477	2,808,765	2,926,301
Roll-formed and tubular (4)	585,627	611,551	657,262
Steel products	8,425,996	8,571,987	9,009,922

Other products (5)	104,016	36,067	112,910

TOTAL SALES	8,530,012	8,608,054	9,122,832

(1)      Semi-finished includes slabs, billets and round bars.

(2)      Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.

(3)      Coated includes tin plate and galvanized products.

(4)      Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.

(5)      Other products include pre-engineered metal building systems and pig iron.

6.      COST OF SALES

	Year ended December 31,
	2013	2012	2011

Inventories at the beginning of the year	2,000,137	2,123,516	1,943,115
Opening inventories - Peña Colorada (see note 14)	18,006	-	-
Translation differences	(186,609)	(103,129)	(227,982)

Plus: Charges for the year
Raw materials and consumables used and other movements	5,242,806	5,474,845	6,101,699
Services and fees	93,366	114,612	124,233
Labor cost	608,151	552,009	531,750
Depreciation of property, plant and equipment	310,257	306,584	313,871
Amortization of intangible assets	15,851	10,851	16,558
Maintenance expenses	440,328	387,672	332,357
Office expenses	7,034	7,360	5,631
Insurance	14,848	7,743	6,783
Charge of obsolescence allowance	1,245	12,289	6,197
Recovery from sales of scrap and by-products	(42,556)	(44,085)	(40,532)
Others	18,558	16,249	26,158

Less: Inventories at the end of the year	(1,941,130)	(2,000,137)	(2,123,516)

Cost of Sales	6,600,292	6,866,379	7,016,322

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

7.      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2013	2012	2011

Services and fees (1)	76,450	97,443	96,750
Labor cost	234,519	212,820	205,938
Depreciation of property, plant and equipment	13,839	8,788	15,057
Amortization of intangible assets	37,186	44,632	50,503
Maintenance and expenses	7,443	6,904	17,648
Taxes	143,834	113,898	120,040
Office expenses	41,254	44,988	37,014
Freight and transportation	271,364	263,083	269,630
(Decrease) Increase of allowance for doubtful accounts	(202)	855	322
Others	17,624	15,770	26,460

Selling, general and administrative expenses	843,311	809,181	839,362

(1)  Includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries during the year ended December 31, 2013 that amounted to USD 4,288, including USD 3,821 for audit services, USD 391 for audit-related services, USD 39 for tax services and USD 37 for all other services.

8.      LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2013	2012	2011

Wages, salaries and social security costs	790,378	699,899	672,689
Termination benefits	19,680	37,176	38,093
Post-employment benefits (Note 22 (i))	32,612	27,754	26,906

Labor costs	842,670	764,829	737,688

9.      OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2013	2012	2011

Results from the sale of sundry assets	1,987	3,916	(4,176)
Provision for legal claims and other matters (Note 20 and 25 (ii))	(7,330)	(5,754)	(29,932)
Fees related to the repurchase of shares from Usiminas (Note 29)	-	-	10,200
Others (1)	28,357	(10,043)	12,413

Other operating (expenses) income, net	23,014	(11,881)	(11,495)

(1) Includes an insurance collection of USD 11,700 in Argentina in the year 2013.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

10.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2013	2012	2011

Net foreign exchange gain (1)	259	7,145	(236,098)
Change in fair value of financial instruments	(12,275)	11,041	7,968
Debt issue costs	(11,097)	(5,814)	(5,078)
Others	(6,055)	(8,791)	(6,483)

Other financial income, net	(29,168)	3,581	(239,691)

(1)   See note 4 (b)(1), in connection with the change in functional currency in Mexican subsidiaries.

11.    INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2013	2012	2011

Current tax	(370,349)	(298,082)	(365,206)
Deferred tax (Note 21)	80,157	37,592	41,533
Effect of changes in tax law on deferred income tax (1)	(57,872)	(5,769)	-
Deferred tax included in Other comprehensive income	(1,683)	2,808	6,701
Recovery of income tax (2)	321	2,224	4,417

Income tax expense	(349,426)	(261,227)	(312,555)

(1) It includes the effects of the 2014 Mexican tax reform package, which mainly maintained the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015 and repealed the existing tax consolidation regime.
It also includes the effects of the enactment of a new law in Argentina, which included a 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries.

(2) The amounts recorded in 2013, 2012 and 2011 corresponded to the recovery of income tax.

Income tax expense for the years ended December 31, 2013, 2012 and 2011 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2013	2012	2011

Income before income tax	942,339	452,148	965,368

Income tax expense at statutory tax rate	(302,741)	(205,408)	(289,252)
Non taxable income	14,799	1,012	5,929
Non deductible expenses	(3,933)	(53,286)	(28,197)
Unrecognized tax losses	-	-	(5,452)
Recovery of income tax	321	2,224	4,417
Effect of changes in tax law	(57,872)	(5,769)	-

Income tax expense	(349,426)	(261,227)	(312,555)

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

12.    PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2013
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	498,757	1,768,194	3,754,450	142,628	1,021,352	52,633	7,238,014

Translation differences	(4,056)	(313,836)	(341,357)	(25,169)	(96,771)	(9,573)	(790,762)
Interest in joint operation (note 14)	-	-	79,002	909	3,233	37	83,181
Additions	7,983	20,235	3,102	3,002	792,504	29,908	856,734
Capitalized borrowing costs	-	-	-	-	1,078	-	1,078
Disposals / Consumptions	-	(2,235)	(12,554)	(3,975)	(544)	(5,425)	(24,733)
Transfers	583	367,369	600,373	8,164	(979,298)	(6,145)	(8,954)

Values at the end of the year	503,267	1,839,727	4,083,016	125,559	741,554	61,435	7,354,558

Depreciation
Accumulated at the beginning of the year	-	(673,934)	(2,005,899)	(116,999)	-	(3,065)	(2,799,897)

Translation differences	-	151,850	286,744	22,786	-	885	462,265
Depreciation charge	-	(90,855)	(223,328)	(7,091)	-	(2,822)	(324,096)
Disposals / Consumptions	-	1,759	7,822	2,216	-	197	11,994
Transfers	-	440	3,430	201	-	-	4,071

Accumulated at the end of the year	-	(610,740)	(1,931,231)	(98,887)	-	(4,805)	(2,645,663)

At December 31, 2013	503,267	1,228,987	2,151,785	26,672	741,554	56,630	4,708,895

	Year ended December 31, 2012
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	476,987	1,720,296	3,791,217	146,526	531,846	37,231	6,704,103

Translation differences	(4,255)	(152,844)	(190,298)	(10,058)	(37,534)	(5,125)	(400,114)
Additions	32,653	703	10,541	5,375	907,618	21,218	978,108
Capitalized borrowing costs	-	-	-	-	349	-	349
Disposals / Consumptions	-	(1,278)	(10,025)	(4,546)	(21,263)	(691)	(37,803)
Transfers	(6,628)	201,317	153,015	5,331	(359,664)	-	(6,629)

Values at the end of the year	498,757	1,768,194	3,754,450	142,628	1,021,352	52,633	7,238,014

Depreciation
Accumulated at the beginning of the year	-	(648,820)	(1,960,146)	(123,936)	-	(2,013)	(2,734,915)

Translation differences	-	76,255	156,373	9,262	-	286	242,176
Depreciation charge	-	(101,891)	(206,962)	(5,182)	-	(1,337)	(315,372)
Disposals / Consumptions	-	522	4,836	2,857	-	(1)	8,214

Accumulated at the end of the year	-	(673,934)	(2,005,899)	(116,999)	-	(3,065)	(2,799,897)

At December 31, 2012	498,757	1,094,260	1,748,551	25,629	1,021,352	49,568	4,438,117

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

13.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2013
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	165,515	111,321	26,658	290,172	73,665	663,807	1,331,138

Translation differences	(15,518)	-	-	(142)	-	-	(15,660)
Interest in joint operation (note 14)	124	8,533	1,755	-	-	-	10,412
Additions	37,574	-	8,861	-	-	-	46,435
Disposals / Consumptions	(1,014)	-	-	(1,555)	-	(1,500)	(4,069)
Transfers	-	2,507	(2,507)	-	-	-	-

Values at the end of the year	186,681	122,361	34,767	288,475	73,665	662,307	1,368,256

Depreciation
Accumulated at the beginning of the year	(85,985)	(59,732)	-	(156,305)	(63,910)	-	(365,932)

Translation differences	12,217	-	-	-	-	-	12,217
Depreciation charge	(14,490)	(8,700)	-	(28,160)	(1,687)	-	(53,037)

Accumulated at the end of the year	(88,258)	(68,432)	-	(184,465)	(65,597)	-	(406,752)

At December 31, 2013	98,423	53,929	34,767	104,010	8,068	662,307	961,504

	Year ended December 31, 2012
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	138,022	111,321	17,670	290,321	73,665	663,807	1,294,806

Translation differences	(8,003)	-	-	(149)	-	-	(8,152)
Additions	35,496	-	8,988	-	-	-	44,484

Values at the end of the year	165,515	111,321	26,658	290,172	73,665	663,807	1,331,138

Depreciation
Accumulated at the beginning of the year	(85,259)	(50,849)	-	(125,304)	(55,684)	-	(317,096)

Translation differences	6,653	-	-	-	(6)	-	6,647
Depreciation charge	(7,379)	(8,883)	-	(31,001)	(8,220)	-	(55,483)

Accumulated at the end of the year	(85,985)	(59,732)	-	(156,305)	(63,910)	-	(365,932)

At December 31, 2012	79,530	51,589	26,658	133,867	9,755	663,807	965,206

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2013	2012

At the beginning of the year	1,710,722	94,875

Other comprehensive income	(188,588)	(276,420)
Transfers (1) (2)	(115,153)	208
(Disposals)/Acquisitions	-	2,243,610
Dividends received from non-consolidated companies	(207)	(4,718)
Equity in earnings of non-consolidated companies	(31,609)	(71,499)
Impairment charge	-	(275,334)

At the end of the year	1,375,165	1,710,722

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	22.71%	22.71%	1,369,820	1,592,340
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (1)	Mexico	Exploration, exploitation and pelletizing of iron ore	50.00%	50.00%	-	106,167
Exiros B.V. (2)	Netherlands	Holding company	50.00%	50.00%	-	8,986
Other non-consolidated companies (3)					5,345	3,228

					1,375,165	1,710,722

(1)   Until December 31, 2012, Ternium’s investment in Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V. and Peña Colorada Servicios S.A. de C.V. was presented as an investment in non-consolidated companies and its results under the equity in earnings (losses) in non-consolidated companies within the consolidated income statement. Starting on January 1, 2013, and in connection with certain new agreements, the Company began to recognize its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

(2)   Formerly Lomond Holdings B.V. Until December 31, 2012, Ternium’s investment in Exiros B.V. was presented as an investment in non-consolidated companies and its results under the equity in earnings (losses) in non-consolidated companies within the consolidated income statement. Starting on January 1, 2013, and in connection with an amendment in the shareholders’ agreement, the Company began to recognize its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

(3)   It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

As of December 31, 2013 and 2012, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2013	As of December 31, 2012

At the beginning of the year	1,592,340	-
Acquisition of participation	-	2,243,610
Dividends received	-	(4,718)
Share of results	(35,267)	(88,556)
Other comprehensive income	(187,253)	(282,662)
Impairment charge	-	(275,334)

At the end of the year	1,369,820	1,592,340

On February 13,  2014,  Usiminas approved its annual accounts as of and for the year ended December 31, 2013, which state that revenues, post-tax losses from continuing operations and shareholders’ equity amounted to USD 5,971 million, USD 75 million and USD 7,134 million, respectively.

	USIMINAS
Summarized balance sheet (in million USD)	As of December 31, 2013	As of December 31, 2012

Assets
Non-current	9,348	10,763
Current	4,038	5,276

Total Assets	13,386	16,039

Liabilities
Non-current	3,174	4,335
Current	2,172	2,644

Total Liabilities	5,346	6,979

Minority interest	906	932

Shareholders' equity	7,134	8,127

	USIMINAS
Summarized income statement (in million USD)	As of December 31, 2013	As of December 31, 2012

Net sales	5,971	6,502
Cost of sales	(5,294)	(6,162)
Gross Profit	677	340
Selling, general and administrative expenses	(422)	(439)
Other operating income, net	(22)	-
Operating income	233	(99)
Financial expenses, net	(420)	(253)
Equity in earnings of associated companies	84	31
Income before income tax	(103)	(321)
Income tax expense	101	58
Net loss before minority interest	(2)	(263)
Minority interest in other subsidiaries	(73)	(56)
Net loss for the year	(75)	(319)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

15.    OTHER INVESTMENTS, NET – NON CURRENT

	As of December 31,
	2013	2012

Investments in debt instruments	-	6,950

Other investments, net – Non-current	-	6,950

16.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2013	2012

Receivables with related parties (Note 27)	43	115
Employee advances and loans	6,288	7,792
Advances to suppliers for the purchase of property, plant and equipment	22,250	57,347
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 27)	330	4,314
Tax credits	46,828	295
Others	3,668	2,943

Receivables, net – Non-current	79,407	72,806

	As of December 31,
	2013	2012

Value added tax	19,459	73,716
Tax credits	45,963	36,371
Employee advances and loans	8,196	8,922
Advances to suppliers	6,784	32,877
Advances to suppliers with related parties (Note 27)	10	8
Expenses paid in advance	6,068	5,075
Government tax refunds on exports	4,530	3,840
Receivables with related parties (Note 27)	5,581	1,772
Others	15,797	24,631

Receivables, net – Current	112,388	187,212

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

17.    TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2013	2012

Trade receivables	1,754	5,029
Allowance for doubtful accounts (Note 20)	-	-

Trade receivables, net – Non-current	1,754	5,029

	As of December 31,
	2013	2012

Current accounts	659,871	726,986
Trade receivables with related parties (Note 27)	24,385	23,458
Allowance for doubtful accounts (Note 20)	(12,803)	(15,304)

Trade receivables, net - Current	671,453	735,140

18.    INVENTORIES, NET

	As of December 31,
	2013	2012

Raw materials, materials and spare parts	560,720	575,212
Goods in process	934,909	1,001,625
Finished goods	330,098	397,765
Goods in transit	163,228	91,637
Obsolescence allowance (Note 20)	(47,825)	(66,102)

Inventories, net	1,941,130	2,000,137

19.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS

	As of December 31,
	2013	2012

(i) Other investments
Deposits with maturity of more than three months	169,503	160,750

Other investments	169,503	160,750
(ii) Cash and cash equivalents
Cash and banks	102,465	98,052
Restricted cash	869	941
Deposits with maturity of less than three months	203,884	461,314

Cash and cash equivalents	307,218	560,307

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

20.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilites
	Allowance for doubtful accounts	Legal claims and other matters

Year ended December 31, 2013

Values at the beginning of the year	-	17,498
Translation differences	-	(3,753)
Additions	-	11,518
Reversals	-	(4,188)
Uses	-	(7,091)

At December 31, 2013	-	13,984

Year ended December 31, 2012

Values at the beginning of the year	146	15,340
Translation differences	(5)	(1,488)
Additions	-	6,185
Reversals	(141)	(431)
Uses	-	(2,108)

At December 31, 2012	-	17,498

Provisions and allowances - Current	Deducted from assets
	Allowance for doubtful accounts	Obsolescence allowance

Year ended December 31, 2013

Values at the beginning of the year	15,304	66,102
Translation differences	(756)	(2,856)
Interest in joint operation (note 14)	-	679
Additions	1,678	21,396
Reversals	(1,880)	(20,151)
Uses	(1,543)	(17,345)

At December 31, 2013	12,803	47,825

Year ended December 31, 2012

Values at the beginning of the year	16,002	59,911
Translation differences	(174)	(1,676)
Additions	1,442	27,769
Reversals	(445)	(15,480)
Uses	(1,521)	(4,422)

At December 31, 2012	15,304	66,102

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

21.    DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	As of December 31,
	2013	2012

At the beginning of the year	(644,670)	(710,947)

Interest in joint operation (note 14)	(8,116)	-
Translation differences	49,521	34,428
Effect of changes in tax law (note 11)	(57,872)	(5,769)
Effect of changes in IAS 19 (note 4.n)	-	3,365
Deferred tax credit (charge)	80,156	34,252

At the end of the year	(580,981)	(644,670)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	Total at December 31, 2013

At the beginning of the year	(515,943)	(68,710)	(48,382)	(166,582)	(799,617)

Translation differences	26,774	1,128	255	29,736	57,893
Interest in joint operation (note 14)	(6,277)	(2,467)	(3,024)	-	(11,768)
Effect of changes in tax law	(26,476)	-	(3,108)	(24,046)	(53,630)
Income statement credit (charge)	5,111	17,369	10,123	25,763	58,366

At the end of the year	(516,811)	(52,680)	(44,136)	(135,129)	(748,756)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2013

At the beginning of the year	54,659	8,291	18,193	73,804	154,947

Translation differences	(8,054)	109	-	(427)	(8,372)
Interest in joint operation (note 14)	1,806	-	-	1,846	3,652
Effect of changes in tax law	-	-	-	(4,242)	(4,242)
Income statement credit (charge)	9,826	(409)	9,378	2,995	21,790

At the end of the year	58,237	7,991	27,571	73,976	167,775

(1) As of December 31, 2013, the recognized deferred tax assets on tax losses amount to USD 27,571 and the net unrecognized deferred tax assets amount to USD 17,782. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

21.    DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position include the following:

	As of December 31,
	2013	2012

Deferred tax assets to be recovered after more than 12 months	115,201	83,341
Deferred tax liabilities to be settled after more than 12 months	(681,459)	(720,231)

	(566,258)	(636,890)

22.    OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2013	2012

(i) Other liabilities - Non current
Termination benefits	474	3,323
Post-employment benefits	291,822	261,415
Other employee benefits	30,111	41,413
Asset retirement obligation (1)	19,853	-
Other	3,171	4,418

Other liabilities – Non-current	345,431	310,569

(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2013	2012

Present value of unfunded obligations	313,269	281,822
Fair value of plan assets	(21,447)	(20,407)

Liability in the statement of financial position	291,822	261,415

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2013	2012

Current service cost	8,355	6,275
Interest cost	22,976	20,821
Amortization of prior service costs	1,281	658

Total included in labor costs	32,612	27,754

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

22.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2013	2012

At the beginning of the year	261,415	225,929

Interest in joint operation (note 14)	8,103	-
Transfers, new participants and funding of the plan	7,592	(17,445)
Total expense	32,612	27,754
Remeasurements	7,787	11,708
Translation differences	(2,477)	15,366
Contributions paid	(23,210)	(1,897)

At the end of the year	291,822	261,415

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2013	2012

Discount rate	8.50%	8.25%
Compensation growth rate	4.00%	4.00%

	Year ended December 31,
Argentina	2013	2012

Discount rate	7.00%	7.00%
Compensation growth rate	2.00%	2.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptios is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	0.50%	-5.2%	5.7%
Compensation growth rate	0.50%	1.1%	-1.0%
Pension growth rate	0.25%	0.3%	-0.3%
Life expectancy	1 year	-0.2%	0.2%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

22.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2013	2012

(ii) Other liabilities - Current
Payroll and social security payable	92,188	70,070
VAT liabilities	50,765	40,633
Other tax liabilities	46,042	25,698
Termination benefits	4,584	10,459
Related Parties (Note 27)	3,901	3,323
Others	5,846	4,687

Other liabilities – Current	203,326	154,870

23.    DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2013 and 2012 were as follows:

	As of December 31,
	2013	2012

Contracts with positive fair value
Interest rate swap contracts	1,535	-
Foreign exchange contracts	-	64

	1,535	64

Contracts with negative fair value
Interest rate swap contracts	-	(271)

	-	(271)

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2013, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several interest rate starting forward swap agreements that fix the interest rate to be paid over an aggregate amount of USD 100 million, in an average rate of 1.71% to 2.43%. These agreements will be effective starting on July 2014, will be due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2013, the after-tax cash flow hedge reserve related to these agreements amounted to USD 1.1 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

23.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2011	(9,627)	2,889	(6,738)

(Decrease) / Increase	(553)	165	(388)
Reclassification to income statement	9,910	(2,973)	6,937

At December 31, 2012	(270)	81	(189)

(Decrease) / Increase	1,805	(541)	1,264
Reclassification to income statement	-	-	-

At December 31, 2013	1,535	(460)	1,075

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2013 (amounting to a gain of USD 1.5 million) is expected to be reclassified to the income statements beginning on July 2014.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.

During 2011 and 2012, Prosid Investments entered into several non-deliverable forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. As of December 31, 2013, there is no residual notional amount on this agreement.

The net fair values of the exchange rate derivative contracts as of December 31, 2013 and December 31, 2012 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2013	2012

ARS/USD	ND Forward	1.4 billion ARS	-	64

			-	64

USD: US dollars; ARS: Argentine pesos.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

24.    BORROWINGS

	As of December 31,
	2013	2012

(i) Non-current
Bank borrowings	1,212,070	1,309,743
Less: debt issue costs	(7,190)	(6,990)

	1,204,880	1,302,753

(ii) Current
Bank borrowings	800,791	1,127,007
Less: debt issue costs	(2,847)	(5,397)

	797,944	1,121,610

Total Borrowings	2,002,824	2,424,363

The maturity of borrowings is as follows:

	Expected Maturity Date
	2014	2015	2016 and thereafter	At December 31, (1)
				2013	2012

Fixed Rate	441,300	30,837	14,818	486,955	570,760
Floating Rate	356,644	274,894	884,331	1,515,869	1,853,603

Total	797,944	305,731	899,149	2,002,824	2,424,363

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentina pesos and which also include the effect of derivative financial instruments- at year-end were as follows:

	As of December 31,
	2013	2012

Bank borrowings	4.89%	5.99%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2013 and 2012, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

24.    BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2013	2012

USD	Floating	1,391,298	1,699,371
USD	Fixed	150,790	5,522
ARS	Floating	152	328
ARS	Fixed	313,366	542,686
BRL	Floating	-	18,028
COP	Floating	124,418	135,876
CRC	Fixed	6,975	6,887
GTQ	Fixed	15,825	15,665

		2,002,824	2,424,363

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

On April 6, 2011, the Company’s subsidiary Ternium Mexico, S.A. de C.V. (Ternium Mexico), Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to a loan agreement dated as of July 12, 2007, partially refinanced a syndicated loan facility that had been incurred to finance Ternium’s 2007 acquisition of Grupo Imsa, a company subsequently merged into Ternium Mexico.

The outstanding balance of the facility refinanced amounted to USD 1.0 billion. As part of the refinancing, the final maturity date of bank loans in a principal amount of USD 0.8 billion was extended to July 23, 2014 (with the extended loans being payable in four consecutive and equal semi-annual installments commencing on January 26, 2013), and the applicable margin structure for the extended loans was amended. On July 26, 2012, Ternium Mexico repaid the remaining USD 0.2 billion principal amount of the loans that was not refinanced.

On November 4, 2013, Ternium Mexico entered into a loan agreement with Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and The Bank of Tokyo-Mitsubishi UFJ Ltd, HSBC Securities (USA) Inc and Natixis, New York Branch, for a USD 800 million syndicated loan facility for the purpose of the repayment of certain short term debt, a dividend payment and other general purposes. The loan was disbursed on November 8, 2013 and the final maturity date is on November 8, 2018, being payable in eight consecutive and equal semi-annual installments commencing on May 5, 2015.

On November 8, 2013, Ternium Investments fully early repaid a syndicated loan agreement dated as of January 10, 2012, that had been incurred to finance Usiminas’ stake acquisition.

On November 26, 2013, Ternium Mexico repaid in advance USD 100 million of the refinanced loan agreement dated as of April 6, 2011. The outstanding balance of the facility amounted to USD 302 million as of December 31, 2013.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

25.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.

(i) Tax claims and other contingencies

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place.  The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 13.8 million as of December 31, 2013.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP.

On June 10, 2010 the Company was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of the Company. The ruling was appealed both by the Company and the AFIP.

On June 8, October 31 and October 15, 2012 the Company was notified of rulings issued by the National Tax Court reducing partially the assessments made by the AFIP for the fiscal years 1997, 1998 and 1999, respectively. The ruling was appealed both by the Company and the AFIP.

Based on the above, the Company recognized a provision amounting to USD 1.4 million as of December 31, 2013 as management considers there could be a potential cash outflow.

(b) Ternium Mexico. SAT – Income tax claim for fiscal year 2004

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenged the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assessed an income tax deficiency. The tax authorities asserted that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represented an amount of MXN 4,300 million (approximately USD 348 million).  On April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. Following the enactment of a tax amnesty program in Mexico, in May 2013 Ternium Mexico elected to avoid further litigation and settled this claim, without admitting any liability or wrongdoing, through the payment of a total amount of MXN 420 million (approximately USD 34 million).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(c) Companhia Siderúrgica Nacional (CSN) – Lawsuit

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. Such decision is not final and is subject to appeal. Ternium believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários (including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement) and, more recently, the first instance court decision on this matter referred to above. Accordingly, the Company did not record any provision in connection with this lawsuit.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a)   Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 66.2 million and is due to terminate in 2018.

(b)   Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 80.3 million.

(c)   Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 174.3 million to be expended during the next four years.

(d) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 45.6 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 135.1 million to satisfy the requirements through 2030.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(e) The production process of Ternium Mexico’s (former Hylsa's plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW, for a contracted amount of USD 0.8 billion, which is due to terminate in 2027. There are no penalties if consumption is lower in 30 MW per year. This contract effectively started on April 30, 2002, and currently supplies approximately 23% of Ternium Mexico's electricity needs.

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 170 million and the contract will terminate in 2018.

(iii)  Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2013, this reserve reached the above-mentioned threshold.

As of December 31, 2013, Ternium may pay dividends up to USD 5.8 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2013

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2013 (1)	5,844,993
Loss for the year	(6,947)

Total shareholders' equity under Luxembourg GAAP	9,457,385

(1) As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see Note 29), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

26.       EARNINGS PER SHARE

As of December 31, 2013, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

For fiscal years 2013, 2012 and 2011, the weighted average of shares outstanding totaled 1,963,076,776, 1,963,076,776 and 1,968,327,917 shares, respectively. See note 29.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2013	2012	2011

Profit from continuing operations attributable to equity holders of the Company	455,425	142,043	517,668

Weighted average number of ordinary shares in issue	1,963,076,776	1,963,076,776	1,968,327,917

Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.23	0.07	0.26

27.    RELATED PARTY TRANSACTIONS

As of December 31, 2013, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital.  Each of Techint and  Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

27.    RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2013	2012	2011

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	23	171	14,182
Sales of goods to other related parties	210,622	216,392	167,786
Sales of services and others to non-consolidated parties	2,270	173	109
Sales of services and others to other related parties	2,004	616	1,682

	214,919	217,352	183,759
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	228,065	399,495	232,331
Purchases of goods from other related parties	86,883	75,482	58,219
Purchases of services and others from non-consolidated parties	13,433	45,033	44,086
Purchases of services and others from other related parties	234,372	248,647	129,844

	562,753	768,657	464,480
(c) Financial results
Income with non-consolidated parties	-	-	95
Expenses with non-consolidated parties	-	(308)	(21)

	-	(308)	74
(d) Dividends received
Dividends received from non-consolidated parties	207	4,718	-

	207	4,718	-
(e) Other income and expenses
Income with non-consolidated parties	4,597	-	-

	4,597	-	-

	As of December 31,
	2013	2012

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	5,218	1,102
Receivables from other related parties	24,802	24,243
Advances to suppliers with other related parties	330	4,321
Payables to non-consolidated parties	(40,244)	(84,708)
Payables to other related parties	(35,451)	(68,792)

	(45,345)	(123,834)

 (iii) Officers and Directors’ compensation

During the year ended December 31, 2013 the cash compensation of Officers and Directors amounted to USD 13,168. In addition, Officers received 977.000 Units for a total amount of USD 2,611 in connection with the incentive retention program mentioned in note 4 (n)(3).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

28.    INVESTMENTS IN MEXICO

(a) Investments in Production Plants

On October 4, 2010, Ternium and Nippon Steel Corporation signed a definitive agreement to form an operation in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market.  The company was established in November 2010 and operates under the name of Tenigal, S.R.L. de C.V. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively.

Tenigal built a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the-art equipment now in operation at Nippon Steel’s steelworks in Japan) with a production capacity of 400,000 metric tons per year.  The investment in the construction of this facility would require a total amount of approximately USD 315 million. The plant initiated production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, during the second half of 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers. As of December 31, 2013, the invested amount totaled USD 298 million.

In addition, Ternium Mexico is currently completing the construction of a new pickling, cold-rolling, annealing and tempering lines at the same site. Some of these lines have already commenced production during the second half of 2013. Part of the output from these lines will be used to supply the Tenigal plant. The investment in the construction of this facility would require a total amount of approximately USD 740 million. As of December 31, 2013, the invested amount invested totaled USD 641 million.

(b) Investments in Power Plant

Following the execution of an August 2013 memorandum of understanding for the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, as of February 2014, Ternium, Tenaris and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) have completed their initial investments in Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

29.    REPURCHASE OF SHARES FROM USIMINAS CONCURRENTLY WITH SECONDARY PUBLIC OFFERING

On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usiminas and Techint Holdings S.à.r.l. (“Techint”).  The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares.  Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively.  In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD 10.2 million fee, included in “Other operating income (expenses), net” and was reimbursed of all expenses relating to the offering and concurrent purchase.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital (both including treasury shares) and Usiminas no longer owns any Ternium shares.  In addition, the two members of Ternium’s Board of Directors nominated by Usiminas resigned from the Ternium Board.

Related to the dividends distributed on May 10, 2013, May 2, 2012, and June 9, 2011, and as these treasury shares are held by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 2.7 million, USD 3.1 million and USD 3.1 million, respectively, were included in equity as less dividend paid.

30.    OTHER REQUIRED DISCLOSURES

(a)    Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2011	(9,627)	2,889	(6,738)	(1,104,964)

(Decrease) / Increase	(553)	165	(388)	(425,447)
Reclassification to income statement	9,910	(2,973)	6,937	-

At December 31, 2012	(270)	81	(189)	(1,530,411)

(Decrease) / Increase	1,805	(541)	1,264	(503,305)
Reclassification to income statement	-	-	-	-

At December 31, 2013	1,535	(460)	1,075	(2,033,716)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

30.    OTHER REQUIRED DISCLOSURES (continued)

(b)   Statement of cash flows

	Year ended December 31,
	2013	2012	2011

(i) Changes in working capital (1)
Inventories	(115,843)	20,250	(410,088)
Receivables and others	78,797	(86,319)	(8,635)
Trade receivables	58,332	38,219	(136,547)
Other liabilities	58,591	(41,456)	25,332
Trade payables	34,734	92,839	130,646

	114,611	23,533	(399,292)
(ii) Income tax accrual less payments
Tax accrued (Note 11)	349,426	261,227	312,555
Taxes paid	(373,603)	(220,197)	(571,919)

	(24,177)	41,030	(259,364)
(iii) Interest accruals less payments
Interest accrued	132,113	150,302	105,570
Interest paid	(148,982)	(149,486)	(62,523)

	(16,869)	816	43,047

(1) Changes in working capital are shown net of the effect of exchange rate changes.

31.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2013 and have not been early adopted:

(i) International Financial Reporting Standard 9 (amended 2011), “Financial Instruments”

In November 2009 and October 2010, the IASB issued IFRS 9, “Financial Instruments”. The standard addresses the classification, measurement and recognition of financial assets and liabilities and it replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments.

The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

32.    FINANCIAL RISK MANAGEMENT

1)    Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

32.      FINANCIAL RISK MANAGEMENT (continued)

1.1)  Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2013. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million Exposure to	Functional currency
	USD	ARS

US dollar (USD)	-	(16)
EU euro (EUR)	23	(1)
Argentine peso (ARS)	(7)	-
Mexican peso (MXN)	(276)	-
Colombian peso (COP)	(51)	-
Other currencies	(3)	-

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 2.9 million higher (USD 2.1 million higher as of December 31, 2012), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 2.4 billion, the currency translation adjustment included in total equity would have been USD 23.4 million lower (USD 24.5 million lower as of December 31, 2012, arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

32.      FINANCIAL RISK MANAGEMENT (continued)

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Ternium’s nominal weighted average interest rate for its debt instruments, which also includes the effect of derivative financial instruments, was 4.89% and 5.99% for 2013 and 2012, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2013 and 2012, respectively.

Ternium’s total variable interest rate debt amounted to USD 1,516 million (75.7% of total borrowings) at December 31, 2013 and USD 1,843 million (76.0% of total borrowings) at December 31, 2012.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2013, excluding borrowings with derivatives contracts mentioned in Note 23(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2013 would have been USD 20.2 million lower (USD 21.6 million lower as of December 31, 2012).

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 25(ii).

1.2)  Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

32.      FINANCIAL RISK MANAGEMENT (continued)

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2013, trade receivables total USD 673.2 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 3.6 million, credit insurance of USD 518.1 million and other guarantees of USD 12.7 million.

As of December 31, 2013, trade receivables of USD 604.4 million were fully performing.

As of December 31, 2013, trade receivables of USD 53.2 million were past due. These trade receivables as of December 31, 2013, are past due less than 3 months.

The amount of the allowance for doubtful accounts was USD 12.8 million as of December 31, 2013.

The carrying amounts of the Company’s trade and other receivables as of December 31, 2013, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	542
EU euro (EUR)	43
Argentine peso (ARS)	21
Mexican peso (MXN)	158
Colombian peso (COP)	98
Other currencies	3

865

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2014	2015	2016	2017	Thereafter

Borrowings	798	306	338	238	323
Interests to be accrued (1)	54	27	17	8	7
Trade payables and other liabilities	699	3	3	3	26

Total	1,551	336	358	249	356

(1) These amounts do not include the effect of derivative financial instruments.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

32.      FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2013, total borrowings less cash and cash equivalents and other current investments amounted to USD 1,526.1 million.

1.4)  Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.24 and 0.27 as of December 31, 2013 and 2012, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

2)     Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2013 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	39,575	-	39,575
Derivative financial instruments	-	1,535	1,535
Trade receivables	673,207	-	673,207
Other investments	58,198	111,305	169,503
Cash and cash equivalents	2,002	305,216	307,218

Total	772,982	418,056	1,191,038

As of December 31, 2013 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	44,841	44,841
Trade payables	-	689,092	689,092
Borrowings	-	2,002,824	2,002,824

Total	-	2,736,757	2,736,757

As of December 31, 2012 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	46,196	-	46,196
Derivative financial instruments	-	64	64
Trade receivables	740,169	-	740,169
Other investments	16,737	150,963	167,700
Cash and cash equivalents	55,016	505,291	560,307

Total	858,118	656,318	1,514,436

As of December 31, 2012 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	26,347	26,347
Trade payables	-	727,795	727,795
Derivative financial instruments	271	-	271
Borrowings	-	2,424,363	2,424,363

Total	271	3,178,505	3,178,776

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

32.      FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy

Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements. Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

	Fair value measurement as of December 31, 2013 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	305,216	300,211	5,005
Other investments	111,305	64,971	46,334
Derivative financial instruments	1,535	-	1,535

Total assets	418,056	365,182	52,874

Financial liabilities at fair value through profit or loss
Derivative financial instruments	-	-	-

Total liabilities	-	-	-

	Fair value measurement as of December 31, 2012 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	505,291	389,032	116,259
Other investments	150,963	130,926	20,037
Derivative financial instruments	64	-	64

Total assets	656,318	519,958	136,360

Financial liabilities at fair value through profit or loss
Derivative financial instruments	271	-	271

Total liabilities	271	-	271

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

3)     Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

32.      FINANCIAL RISK MANAGEMENT (continued)

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2013, the effective portion of designated cash flow hedges amounts to USD 1.1 million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 23. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4)    Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

Pablo Brizzio

Chief Financial Officer

Audited Annual Accounts

as at December 31, 2013

Ternium S.A.

 Société Anonyme

29, avenue de la Porte-Neuve 3rd floor L-2227 Luxembourg
R.C.S. Luxembourg B-98-668

Index to annual accounts

Page
Audit Report	2-3
Balance sheets	4
Profit and loss accounts	5
Notes to the annual accounts	6-10

Audit report

To the Shareholders of

Ternium S.A.

We have audited the accompanying annual accounts of Ternium S.A., which comprise the balance sheet as at 31 December 2013, the profit and loss account for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the annual accounts

The Board of Directorsis responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directorsdetermines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Ternium S.A. as of 31 December 2013, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

PricewaterhouseCoopers, Société coopérative                                                 Luxembourg, 19 February 2014

Represented by

Fabrice Goffin

Balance sheets as at December 31, 2013 and 2012

(expressed in United States Dollars)

		Notes	12/31/2013
				12/31/2012
			USD	USD
	ASSETS

C.	Fixed assets
III.	Financial Fixed Assets
1.	Shares in affiliated undertakings	2	9.462.789.989	9.600.997.789
			9.462.789.989	9.600.997.789
D.	Current assets
II.	Debtors
2.	Amounts owed by affiliated undertakings and becoming due and payable within one year	7	14.101.792	7.168.245
4.	Other receivables becoming due and payable within one year		-	4.117
			14.101.792	7.172.362
IV.	Cash at bank, cheques and cash in hand		38.497	24.891
	Total assets		9.476.930.278	9.608.195.042
	LIABILITIES
A	Capital and reserves	5
I.	Subscribed capital		2.004.743.442	2.004.743.442
II.	Share Premium and similar premiums		1.414.121.505	1.414.121.505
IV.	Reserves
1.	Legal reserve	6	200.474.346	200.474.346
4.	Other Reserves
V.	Profit or loss brought forward		5.844.992.653	5.982.629.611
VI.	Profit or loss for the financial year		(6.946.877)	(7.328.634)
			9.457.385.069	9.594.640.270
C.	Provisions
1.	Provisions for person and similar obligations	4.7	11.718.509	8.250.908
			11.718.509	8.250.908
D.	Non-subordinated debts
6	Amounts owed to affiliated undertakings
	a) becoming due and payable within one year	7	6.053.890	3.209.461
9	Other creditors
	a) becoming due and payable within one year		1.772.810	2.094.403
			19.545.209	13.554.772
	Total liabilities		9.476.930.278	9.608.195.042

The accompanying notes are an integral part of these annual accounts.

4

Profit and loss accounts for the years ended

December 31, 2013 and 2012

(expressed in United States Dollars)

	Note	12/31/2013	12/31/2012
		USD	USD
A. CHARGES

5. Other operating charges	9	24.715.850	27.066.582
8. Interest and other financial charges
a) concerning affiliated undertakings		213.599	283.650
b) other interest payable and similar charges		19.386	6.428
10. Income Tax	8	4.102	1.525
TOTAL CHARGES		24.952.937	27.358.185

B. INCOME

6. Income from financial fixed assets
a) derived from affiliated undertakings	10	18.000.000	20.000.000
7. Income from financial current assets
a) derived from affiliated undertakings		1.334	2.060
b) other income from financial current assets		4.726	27.491
10. Loss for the financial year		6.946.877	7.328.634
TOTAL INCOME		24.952.937	27.358.185

The accompanying notes are an integral part of these annual accounts.

5

Notes to the Accounts

Notes to the accounts

Note 1 – General information.

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003, to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the non-distributable reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

Note 2- Shares in affiliated undertakings

On June 15, 2012, as result of the master credit agreement entered between Ternium Investments S.à r.l. (“Ternium Investments”) and Ternium S.A. (“Ternium”) where Ternium Investments S.à r.l. pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of cancellation of loans granted to Ternium, the reduction in the capital of Ternium Investments made on June 15, 2012, amounted to USD 177.050.592.

On July 19, 2013, as result of the master credit agreement entered between Ternium Investments S.à r.l. (“Ternium Investments”) and Ternium S.A. (“Ternium”) where Ternium Investments pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then

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Notes to the Accounts

outstanding (including accrued interest). As a result of the cancellation of loans granted to Ternium, the reduction in the capital of Ternium Investments made on July 19, 2013, amounted to USD 138.207.800.

As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2013, consist of:

Company	Country	% of beneficial ownership	Book value at 12.31.2012	Net (Decreases) / Additions	Book value at 12.31.2013	Equity at 12.31.2013	Results Period finishing on 12.31.2013
			USD	USD	USD	USD	USD
Ternium Investments S.à r.l.	Luxembourg	100.00%	9.600.997.789	(138.207.800)	9.462.789.989	9.260.560.625	318.456.906
Shares in affiliated undertakings			9.600.997.789	(138.207.800)	9.462.789.989	9.260.560.625	318.456.906

Note 3 – Presentation of the comparative financial data

The comparative figures for the period ended December 31, 2012, relating to items of balance sheet, profit and loss and the notes to the accounts have been reclassified to ensure comparability with the figures for the year ended December 31, 2013 shown in accordance with the law dated December 10, 2010.

Note 4 - Summary of significant accounting policies

4.1       Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention (except for the use of the fair value option for financial instruments).

4.2       Foreign currency translation

Current and non-current assets and liabilities denominated in currencies other than the United States Dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

4.3       Financial assets

Shares in affiliated undertakings are valued at purchase price including the expenses incidental thereto. Loans to affiliated undertakings are stated at amortized cost.

Whenever necessary the company conducts impairment test on its fixed assets in accordance with Luxembourg regulations.

In the case of durable depreciation in value according to the opinion of the Board of Managers, value adjustments are made in respect of fixed assets, so that they are valued at the lower figure to be attributable to them at the balance sheet date. These adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

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Notes to the Accounts

4.4       Debtors

Amounts owed by affiliated undertakings are stated at amortized cost. Other receivables are valued at nominal value.

Debtors are mainly composed of amounts owed by affiliated undertakings becoming due and payable within one year.

4.5       Cash at bank and in hand

Cash at bank and cash in hand also comprise cash equivalents, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

4.6       Non-subordinated debts

Non-subordinated debts are stated at amortized cost. Other creditors are valued at nominal value.

4.7       Provisions for pensions and similar obligations.

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest rateably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2013 and 2012, the outstanding liability corresponding to the Program amounts to USD 11,7 million  and USD 8,3 million, respectively.

Note 5 - Capital and reserves

	Subscribed Capital	Share Premium	Legal reserve	Profit or loss brought forward	Result for the financial year	Shareholders' Equity

Balance at December 31, 2012	2.004.743.442	1.414.121.505	200.474.346	5.982.629.611	(7.328.634)	9.594.640.270
Allocation of previous year results (1)	-	-	-	(7.328.634)	7.328.634	-
Payment of dividends (1)	-	-	-	(130.308.324)	-	(130.308.324)
Loss for the year	-	-	-	-	(6.946.877)	(6.946.877)
Balance at December 31, 2013	2.004.743.442	1.414.121.505	200.474.346	5.844.992.653	(6.946.877)	9.457.385.069

(1)      As approved by the Annual General Meeting of Shareholders held on May 2,  2013.

The authorized capital of the Company amounts to USD 3,500 million. The total authorized share capital of the Company is represented by 3,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2013, was 2,004,743,442 shares with a par value of USD 1 per share.

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Notes to the Accounts

Note 6 – Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital. At December 31, 2013, this reserve reached the above-mentioned threshold, the legal reserve is not available for distribution to shareholders.

Note 7 – Intercompany Balances

	December 31, 2013 - USD	December 31, 2012 - USD
Assets
Debtors
Ternium Solutions A.G.	570.115	-
Ternium Investments S.à.r.l.	13.531.677	7.168.245
	14.101.792	7.168.245
Liabilities

Creditors
Ternium Treasury Services S.A. – Argentine branch	63.739	-
Siderar S.A.I.C.	346.718	598.847
Soluciones Integrales de Gestión S.A. (SIGSA)	978.433	-
Ternium Solutions A.G.	4.665.000	2.610.614
	6.053.890	3.209.461

Note 8 – Taxes

For the period ended December 31, 2013, the Company did not realize any profits subject to tax in Luxembourg and will therefore be only subject to the minimum income tax applicable to a Soparfi (société de participations financières). The Company is also liable to the minimum Net Wealth Tax.

As of December 31, 2010, the Company was subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929. On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme).

Note 9 – Other Operating Charges

	December 31, 2013	December 31, 2012
	USD	USD
Services and fees	23.121.790	25.774.095
Board of director`s accrued fees	1.160.000	1.160.000
Other expenses	434.060	132.487
Total	24.715.850	27.066.582

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Notes to the Accounts

Note 10 – Dividend Income

During the period, the Company has received a dividend from Ternium Investments S.à r.l. amounting to USD 18.000.000.

Note 11 – Parent Company

As of December 31, 2013, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital.  Each of Techint and  Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

Pablo Brizzio

Chief Financial Officer

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